Manulife Financial Corporation
Management’s Discussion and Analysis
For the year ended December 31, 2005

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and generally can be identified by the use of words such as “may”, “will”, “could”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results of the Company. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve inherent risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to: business competition; maintenance of financial ratings; general economic conditions and market factors including stock market and real estate market performance and fluctuations in interest rates and currency values; the variation between actual claims experience under insurance policies and initial claims estimates; changes in government regulations or in tax laws; unfavourable resolution of litigation involving the Company; the Company’s ability to complete strategic acquisitions and to integrate acquisitions; reliance on third parties that may be unable to fulfill obligations or perform services; political conditions and developments; the timely development and introduction of new products and services; unexpected changes in consumer spending and saving habits; natural disasters such as hurricanes or tsunamis; public health emergencies, such as an influenza pandemic; international conflicts and other developments including those relating to terrorist activities; and the Company’s success in anticipating and managing the risks associated with those events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found under “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis for the year ended December 31, 2005 and elsewhere in the Company’s filings with Canadian and U.S. securities regulators. The Company does not undertake to update any forward-looking statements.

Management’s Discussion and Analysis
Financial Performance
Manulife Financial is a leading global provider of financial protection and wealth management products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. These services are provided to both individual and group customers in Canada, the United States and Asia. Manulife Financial also provides investment management services with respect to the Company’s general fund assets, segregated fund assets, and mutual funds, and to institutional customers. The Company also offers reinsurance services, specializing in life retrocession and property and casualty reinsurance.
On April 28, 2004, Manulife Financial and John Hancock Financial Services, Inc., including its Canadian subsidiary, The Maritime Life Assurance Company, completed the largest cross border merger in Canadian history, making the Company Canada’s largest life insurance company, and one of the largest life insurers worldwide.
In this document, the terms “Company” and “Manulife Financial” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.
Consolidated Net Income
The Company reported shareholders’ net income of $3,294 million for the year ended December 31, 2005, an increase of 29 per cent from $2,550 million reported in 2004. The 2005 earnings include a full twelve months earnings of John Hancock Financial Services, Inc. (“John Hancock”) compared to eight months (post-acquisition) in 2004. The increase in earnings was fueled by business growth, particularly in the wealth management business, favourable investment returns, merger related expense synergies and the positive impact of equity markets partially offset by the $204 million negative impact of the strengthening Canadian dollar. Current year changes to actuarial methods and assumptions increased earnings by $64 million compared to an $8 million increase in 2004. Included in the 2005 results were a number of non-recurring items that reduced earnings by $153 million. These items were: Property and Casualty reinsurance losses related to Hurricanes Katrina and Wilma of $281 million; costs to cover guarantees made to clients referred to Portus Alternative Asset Management Inc. of $40 million; a $26 million reduction in income related to the finalization of the John Hancock purchase equation; partially offset by an $85 million net gain related to the recognition of future tax assets in Japan; a $57 million gain related to cash received from the estate of Daihyaku Mutual Life Insurance Company related to the Japan business acquired in 2001; and $52 million of income resulting from a move to a less risky asset profile in the Japan Daihyaku block of business.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions, unless otherwise stated)	2005	2004	2003

Premium income	$18,587	$16,287	$10,540
Net investment income	9,618	7,823	4,419
Other revenue	3,842	2,857	1,547

Total revenue	$32,047	$26,967	$16,506

Policy benefits	$19,862	$17,026	$10,478
General expenses	3,576	3,050	2,011
Commissions	3,253	2,609	1,678
Interest expense	788	629	385
Premium taxes	244	208	119
Non-controlling interest in subsidiaries	2	20	(10)

Total policy benefits and expenses	$27,725	$23,542	$14,661

Income before income taxes	$4,322	$3,425	$1,845
Income taxes	(1,031)	(874)	(316)

Net income	$3,291	$2,551	$1,529
Less: net income (loss) attributed to participating policyholders	(3)	1	(10)

Net income attributed to shareholders	$3,294	$2,550	$1,539
Preferred share dividends	(14)	–	–

Net income available to common shareholders	$3,280	$2,550	$1,539

Diluted earnings per share	$4.07	$3.62	$3.31

Earnings per Common Share and Return on Common Shareholders’ Equity
Diluted earnings per common share grew by 12 per cent to $4.07 from $3.62 in 2004 and the return on common shareholders’ equity for the year ended December 31, 2005 was 14.1 per cent compared to 13.7 per cent for 2004.
Premiums and Deposits
Premiums and deposits for 2005 were $61.5 billion compared to $50.4 billion in 2004. This includes a full twelve months of premiums and deposits for John Hancock businesses in 2005, compared to eight months (post-acquisition) in 2004.
56      MFC 2005 Annual Report

General fund premiums increased to $18.6 billion in 2005 from $16.3 billion in 2004. Increases in general fund premiums were due to the acquisition of John Hancock, growth in Asia in-force business through acquisition and organic growth partially offset by lower premiums in Canadian Individual Wealth Management fixed interest products due to a consumer shift toward equity-based investments in segregated funds and the impact of a stronger Canadian dollar.
Segregated fund deposits increased by 27 per cent to $31.8 billion in 2005 from $25.1 billion in 2004. This growth was driven by record sales of variable annuities in the U.S. and Japan, reflecting the success of the new guaranteed minimum withdrawal benefit rider and expanded distribution in the U.S. and the impact of the distribution alliance with Mitsubishi UFJ Financial Group in Japan. Record deposits in John Hancock Retirement Plan Services (“RPS”, formerly Group Pensions), as well as growth in Canadian and Hong Kong wealth management businesses, also contributed to the increase. The growth in segregated fund deposits was dampened by the impact of the strengthening Canadian dollar.
Mutual fund deposits, ASO premium equivalents and other fund deposits increased primarily as a result of the full year impact of the John Hancock acquisition.
Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2005	2004	2003

General fund premiums	$18,587	$16,287	$10,540
Segregated fund deposits	31,786	25,104	17,687
Mutual fund deposits	7,408	5,809	1,576
ASO premium equivalents	2,150	1,710	883
Other fund deposits	1,536	1,534	350

Total premiums and deposits	$61,467	$50,444	$31,036

Investment Income
Net investment income of $9.6 billion in 2005 increased by $1.8 billion from 2004. The 2005 net investment income reflects a full twelve months for John Hancock businesses in 2005, compared to eight months (post-acquisition) in 2004. The increases in interest rates and improved equity performance were partially offset by the impact of the strengthening Canadian dollar. Provisions against impaired assets of $140 million in 2005 were higher by $25 million than 2004 but continue to be favourable compared to the long-term actuarial assumptions.
Net Investment Income

For the years ended December 31
(Canadian $ in millions)	2005	2004	2003

Gross investment income	$9,112	$7,439	$3,990
Net provision for impaired assets	(140)	(115)	(5)
Amortization of net realized and unrealized gains	964	779	575
Investment expenses	(318)	(280)	(141)

Net investment income	$9,618	$7,823	$4,419

Yield	5.94%	5.68%	6.34%
Other Revenue
Other revenue increased to $3.8 billion in 2005 from $2.9 billion in 2004. The increase was due to a full twelve months for John Hancock businesses in 2005, compared to eight months (post-acquisition) in 2004 and growth in fee income from equity market appreciation and wealth management sales.
Policy Benefits and Expenses
Policy benefits increased to $19.9 billion in 2005 from $17.0 billion in 2004, primarily due to a full twelve months of John Hancock businesses in 2005, compared to eight months (post-acquisition) in 2004. Policy benefits also increased due to Hurricane Katrina and Wilma claims partially offset by reduced fixed interest deposits in Canadian Individual Wealth Management.
General expenses increased by $0.5 billion in 2005, primarily due to a full twelve months of John Hancock businesses in 2005, compared to eight months (post-acquisition) in 2004. Growth in expenses due to higher variable expenses from strong sales growth in 2005 has been offset by synergies realized as a result of increased scale from the merger. Included in the general expenses were $145 million of restructuring and integration costs incurred in the year relating to the consolidation of systems, people, and infrastructure resulting from the merger compared to $139 million in 2004. Integration initiatives were substantially completed in 2005.
Commissions of $3.3 billion in 2005 were $0.6 billion higher than 2004 primarily due to a full twelve months of John Hancock businesses in 2005, compared to eight months (post-acquisition) in 2004, and to increased new business volumes in the wealth management operations.
Interest expense increased to $788 million in 2005 from $629 million in 2004. The increase was attributable to a full twelve months of interest credited on the non-insurance products in the Guaranteed and Structured Financial Products segment (“G&SFP”), as well as interest related to external debt issued by John Hancock.
Management’s Discussion and Analysis       57

Income taxes increased to $1,031 million in 2005 from $874 million in 2004. The Company’s 2005 provision for income taxes is comprised of $313 million of current taxes and $718 million of future taxes. The increase in the income tax expense is consistent with the increase in earnings offset by the tax benefit realized in Japan. Income taxes reflect the differing income tax rates and regulations prevailing in the various jurisdictions where the Company does business.
Funds Under Management
Funds under management increased by $24.9 billion to $372.3 billion as at December 31, 2005 from $347.4 billion as at December 31, 2004. General fund assets declined by $1.9 billion, primarily due to the impact of the strengthening Canadian dollar and scheduled maturities of institutional annuities in G&SFP. Segregated fund assets increased by 19 per cent to $139.7 billion from $117.6 billion in 2004 reflecting net sales of $16.9 billion and market value appreciation, partially offset by the $4.5 billion impact of the strengthening Canadian dollar.
Funds Under Management

As at December 31
(Canadian $ in millions)	2005	2004	2003

General fund	$167,232	$169,142	$74,465
Segregated funds held by policyholders[1]	139,695	117,570	71,173
Mutual and other funds[1]	65,346	60,645	8,598

Total funds under management	$372,273	$347,357	$154,236

[1]	Segregated fund assets, mutual fund assets and other funds are not available to satisfy the liabilities of the Company’s general fund. Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.
Fourth Quarter Results
Net Income
Shareholders’ net income of $908 million for the fourth quarter ended December 31, 2005, increased 20 per cent from $756 million in 2004. The increase in net income was driven primarily by a 19 per cent growth in segregated fund assets as a result of strong variable annuity sales in the U.S. and Japan and improvements in margins in Long Term Care and Hong Kong. Also contributing to earnings were $52 million related to a release of reserves resulting from a move to a less risky asset profile in the Japan Daihyaku block and $49 million from the annual review of changes in actuarial methods and assumptions. Partially offsetting these increases were property and casualty reinsurance losses of $83 million, primarily related to Hurricane Wilma and a $42 million impact of the stronger Canadian dollar.
Premiums and Deposits
Premiums and deposits increased by 14 per cent to $16.3 billion in the fourth quarter of 2005 from $14.3 billion in 2004, primarily driven by increased sales in the variable annuity businesses in the U.S. and Japan. These increases were partially offset by the impact of the strengthening Canadian dollar.
Financial Highlights

For the quarter ended December 31
(Canadian $ in millions)	2005	2004

Shareholders’ net income	$908	$756
Premiums and deposits	$16,271	$14,288

Moving Forward
In 2005, the Company successfully completed the integration of Manulife and John Hancock. The Company is positioned as “One Company”, operating under the brand name John Hancock in the United States and Manulife in Canada, Asia and Japan. The focus for the Company in 2006 is to build upon its strength as a well capitalized and well diversified organization focused on the protection and wealth management businesses.
58      MFC 2005 Annual Report

U.S. Protection
U.S. Protection provides life and long-term care insurance products and services to select markets. The Individual Insurance operation focuses on high net-worth and emerging affluent markets by providing estate and business planning solutions with an array of life insurance products. The Long Term Care operation provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at home care. Products are distributed through a multi-channel network, including John Hancock Financial Network (“JHFN”), a career agency system that offers innovative protection and wealth management solutions to individuals, families and businesses.
In 2005, U.S. Protection contributed 19 per cent of the Company’s shareholders’ net income, 11 per cent of premiums and deposits and as at December 31, 2005, accounted for 16 per cent of the Company’s funds under management.
Financial Performance
U.S. Protection’s net income was $614 million in 2005 compared to $467 million in 2004. The increase in net income reflects a full year’s impact of the John Hancock merger in 2005 compared to eight months in 2004. Earnings within the Long Term Care business were driven by higher margins and improved claims experience. Individual Insurance growth was fuelled by increased sales and mortality gains, as well as merger-related cost savings. Both businesses benefited from in-force business growth and favourable investment results during 2005. Earnings growth was partially offset by higher new business strain resulting from less favourable reinsurance rates in the Individual Insurance business and the negative impact of the stronger Canadian dollar.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2005	2004	2003	2005	2004	2003

Premium income	$5,382	$4,710	$2,100	$4,450	$3,644	$1,506
Net investment income	2,800	2,321	1,261	2,312	1,793	901
Other revenue	589	442	129	486	342	93

Total revenue	$8,771	$7,473	$3,490	$7,248	$5,779	$2,500

Policyholder benefits	$6,090	$5,387	$2,465	$5,030	$4,166	$1,764
General expenses and commissions	1,615	1,267	563	1,337	980	406
Other	139	119	58	114	92	41

Total policy benefits and expenses	$7,844	$6,773	$3,086	$6,481	$5,238	$2,211

Income before income taxes	$927	$700	$404	$767	$541	$289
Income taxes	(313)	(233)	(129)	(259)	(180)	(93)

Net income attributed to shareholders	$614	$467	$275	$508	$361	$196

Premiums and Deposits
Premiums and deposits of $6.7 billion in 2005 increased from $5.8 billion in 2004, primarily due to a full year’s impact of the John Hancock merger in 2005 compared to only eight months in 2004. The increase is supported by in-force growth in Long Term Care and higher universal life premiums. Growth in premiums and deposits was partially offset by lower Long Term Care sales, as well as lower Closed Individual Insurance Participating block premiums and variable universal life deposits. After facing market challenges in the first half of 2005, product enhancement initiatives resulted in strong universal life product sales and premium growth in the second half of the year.
Premiums and Deposits

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2005	2004	2003	2005	2004	2003

Premium income	$5,382	$4,710	$2,100	$4,450	$3,644	$1,506
Segregated fund deposits	1,284	1,106	360	1,060	857	256

Total premiums and deposits	$6,666	$5,816	$2,460	$5,510	$4,501	$1,762

Funds Under Management
Funds under management of $57.9 billion were higher than the $57.1 billion reported in 2004. The increase attributable to growth from in-force business and improved equity markets was largely offset by the negative impact of a stronger Canadian dollar and a large surrender in the Closed Individual Insurance Participating block during the third quarter of 2005.
Management’s Discussion and Analysis       59

Funds Under Management

	Canadian $			U.S. $
As at December 31
(In $ millions)	2005	2004	2003	2005	2004	2003

General fund	$46,507	$46,148	$15,747	$39,889	$38,342	$12,184
Segregated funds	11,374	10,953	1,997	9,755	9,100	1,545

Total funds under management	$57,881	$57,101	$17,744	$49,644	$47,442	$13,729

Moving Forward
In 2006, U.S. Protection will continue to capitalize on its leading market position in both the individual insurance and long-term care markets. The focus will be on strengthening distribution capability across multiple channels, maintaining excellent service levels, and offering innovative and competitive products.
A key distribution initiative for U.S. Protection is continuing to build on the JHFN career agency and sales infrastructure. JHFN is the leading distributor of proprietary Individual Insurance and Long Term Care products and is one of the top sellers of proprietary wealth management products. JHFN will grow its share of sales in each of these businesses by partnering with the businesses on sales initiatives tailored for their respective markets. Higher agent recruiting and programs to promote sales activity such as increased training and support are expected to further enhance sales growth. In addition to the JHFN initiatives, Individual Insurance will focus on expanding capacity to reach additional distributors, as well as enhancing already strong relationships with existing distribution partners. The Long Term Care operation will introduce customized sales and service solutions to solidify relationships with key distributors and will utilize its industry scale and expertise to attract new distributors, including those affected by carriers that exited the industry during 2005.
Service initiatives in Individual Insurance will look to capitalize on efficiencies realized from increased scale, while providing both policyholders and distributors with enhanced levels of support and service. Long Term Care will focus on improving service for both distributors and consumers; for distributors through continued simplification of the selling and underwriting process, and for consumers, through the completion of 2005 initiatives to improve service to claimants.
Product developments in the Individual Insurance business will focus on the launch of new cash focused and market leading guaranteed universal life products. In addition, the business will also complete streamlining its product portfolio in order to have a single competitive product clearly identified in each market segment. Long Term Care will continue with the rollout of products launched in the fourth quarter of 2005, including the new Corporate Choice product aimed at the high-growth, small employer market segment, and the Manulife-branded product focused on driving incremental sales through affinity marketing niche distribution channels. In addition, the business is currently developing new and innovative long-term care products for launch in the second half of 2006, affirming its commitment to be a product leader in the industry.
60      MFC 2005 Annual Report

U.S. Wealth Management
U.S. Wealth Management provides a variety of personal and family oriented wealth management products and services to select individual and business markets. John Hancock Retirement Plan Services (“RPS”, formerly Group Pensions) provides 401(k) plans to small and medium-sized businesses. Variable annuity, fixed annuity and College Savings 529 plan products are offered primarily to middle- and upper-income individuals. The Mutual Funds operation provides a variety of mutual funds, privately managed accounts and institutional services.
In 2005, U.S. Wealth Management contributed 18 per cent of the Company’s shareholders’ net income, 46 per cent of total premiums and deposits, and as at December 31, 2005, accounted for 38 per cent of the Company’s funds under management.
Financial Performance
U.S. Wealth Management’s net income was $585 million in 2005 compared to $397 million in 2004. The substantially higher earnings were due to continued business growth in the variable annuity and RPS business units, driven by strong net sales and strong in-force growth. As well, earnings included a full year of income from the John Hancock annuities and mutual funds operations, compared to eight months of earnings in the prior year. Improved equity market performance also contributed favourably to earnings from segregated fund guarantees and fee income. Partially offsetting this was the impact of the strengthened Canadian dollar.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2005	2004	2003	2005	2004	2003

Premium income	$2,149	$1,344	$1,373	$1,783	$1,035	$966
Net investment income	1,134	930	442	937	719	314
Other revenue	1,869	1,479	891	1,544	1,141	640

Total revenue	$5,152	$3,753	$2,706	$4,264	$2,895	$1,920

Policyholder benefits	$2,590	$1,797	$1,529	$2,145	$1,386	$1,077
General expenses and commissions	1,743	1,398	946	1,442	1,078	676
Other	10	4	4	8	3	3

Total policy benefits and expenses	$4,343	$3,199	$2,479	$3,595	$2,467	$1,756

Income before income taxes	$809	$554	$227	$669	$428	$164
Income taxes	(224)	(157)	(47)	(185)	(122)	(34)

Net income attributed to shareholders	$585	$397	$180	$484	$306	$130

Premiums and Deposits
Premiums and deposits of $28.4 billion in 2005 were 23 per cent higher than the $23.1 billion reported in 2004, reflecting strong growth of segregated fund deposits in the variable annuity and RPS businesses. Premiums and deposits on a U.S. dollar basis posted an even more significant increase, up 32 per cent over 2004. Premiums are mostly attributable to the fixed annuity block of business and a guaranteed fund option on the 401(k) and variable annuity products. On the deposits side, segregated fund deposit growth was driven by record deposit levels from the RPS and variable annuity businesses in 2005. RPS segregated fund deposits of $10.9 billion grew by seven per cent primarily as a result of higher recurring deposits from a growing block of in-force participants. As well, variable annuity segregated fund deposits of $8.9 billion increased by 27 per cent mainly due to higher sales, led by strong market acceptance of the Principal Plus For Life benefit rider launched in early 2005. Both mutual fund deposits and other fund deposits growth were primarily attributable to the inclusion of twelve full months of John Hancock in 2005 versus eight months in the prior year. Included in other fund deposits are deposits from institutional clients of the Mutual Fund operations and deposits into the College Savings products.
Premiums and Deposits

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2005	2004	2003	2005	2004	2003

Premium income	$2,149	$1,344	$1,373	$1,783	$1,035	$966
Segregated fund deposits	19,803	17,145	13,654	16,380	13,182	9,769
Mutual fund deposits	5,384	3,622	–	4,449	2,813	–
Other fund deposits	1,097	980	350	907	759	252

Total premiums and deposits	$28,433	$23,091	$15,377	$23,519	$17,789	$10,987

Funds Under Management
Funds under management of $142.1 billion were ten per cent higher compared to $129.0 billion reported in 2004. On a U.S. dollar basis, general fund invested assets of $17.6 billion have increased from the $17.3 billion reported in 2004, with most of the growth attributable to fixed annuity asset growth from higher sales. On a U.S. dollar basis, segregated funds under management grew by
Management’s Discussion and Analysis       61

22 per cent due to strong variable annuity and RPS net policyholder cash flows and the favourable influence of improved equity markets during the year. Mutual and other fund assets also increased.
Funds Under Management

	Canadian $			U.S. $
As at December 31
(In $ millions)	2005	2004	2003	2005	2004	2003

General fund	$20,552	$20,836	$6,418	$17,627	$17,312	$4,966
Segregated funds	84,980	72,186	54,245	72,888	59,975	41,973
Mutual funds	30,248	30,140	–	25,944	25,042	–
Other funds	6,322	5,874	903	5,422	4,880	699

Total funds under management	$142,102	$129,036	$61,566	$121,881	$107,209	$47,638

Moving Forward
U.S. Wealth Management strives to provide excellent customer service, innovative and attractive product offerings, and to develop and maintain strong distribution relationships. The division will continue to emphasize these factors in the execution of its strategic plan in 2006.
The division’s overall strategy is to develop both product and distribution excellence, leading to top-line and bottom-line growth. Key product and distribution initiatives in the coming year impact a number of businesses. Variable Annuities seeks to increase market share by strengthening penetration across all channels, in particular, bank channel intermediaries and with JHFN, our career agency network. Since the merger, JHFN has been instrumental in driving variable annuities sales growth, particularly in the Venture annuity suite of products. JHFN sales as a percentage of total variable annuities sales have increased each consecutive quarter and this trend is expected to continue into 2006. RPS is looking to boost revenues by expanding its share of the $3 – $20 million market through a broader intermediary relationship with producers in this market. RPS will expand its product portfolio through the launch of Investment Only offerings. Mutual Funds has two significant initiatives aimed at increasing core business scale and breadth of product offerings. The current year launch of the Lifestyle retail funds appeals directly to large numbers of customers spread across the investment risk spectrum. The Grantham Mayo Otterloo (“GMO”) fund launch scheduled for early 2006 will further complement the array of highly rated fund offerings for the unit.
Going forward, the Division will continue to respond to the needs of the ever-changing marketplace. Earlier in 2005, a single common investment platform was created from the merger of the John Hancock Investment Trust (formerly called the Manufacturers Investment Trust) and the John Hancock Variable Series Trust. The combined platform enables customers to retain their existing investment selections when transferring between or purchasing new 401(k) group annuity pension, variable annuity or variable insurance products (which are sold through the U.S. Protection segment). Customers need be familiar with only one set of investment funds. Customers also find it easier to assemble personalized solutions across the wide array of individual insurance, annuity and 401(k) products. Providing excellent customer service is critical to success in the $3-$20 million target market, and RPS will continue to make improvements to its customer support infrastructure. The recently launched John Hancock Fiduciary Standards Warranty also demonstrates RPS’s commitment to identifying and addressing key client concerns. The Variable Annuities business unit is faced with new product launches from increasingly aggressive competitors, but will continue to closely monitor such developments and respond with next-generation offerings accordingly. Mutual Funds’ successful execution of the infrastructure build-out in support of both the Lifestyles and GMO initiatives will be critical to these offerings. Finally, management of the Fixed Annuity business will be aligned with the G&SFP business in 2006, and will further focus on cultivating its retail distribution channels.
62      MFC 2005 Annual Report

Guaranteed and Structured Financial Products
Guaranteed and Structured Financial Products (“G&SFP”) was aligned with the U.S. Wealth Management organization in 2005. This organizational change reflects G&SFP’s new business focus on retail-oriented products as well as fee-based institutional products. G&SFP product offerings include a variety of specialized products and services to U.S. based qualified defined benefit and defined contribution retirement plans, as well as other retail and institutional investors. The in-force business is predominantly from institutional markets, whereas the focus for new business in 2005 was in retail markets with such products as SignatureNotes, structured settlements, terminal funding and immediate fixed annuities. This shift in product mix was made as G&SFP saw favourable business opportunities in the retail markets where the Company’s strong brand and consumer awareness can be leveraged to offer products with the desired risk/return characteristics. Product offerings in the institutional market where tight spreads persist will continue to be on an opportunistic basis.
Manulife Financial acquired the G&SFP business during 2004 as part of the merger with John Hancock. In 2005, G&SFP contributed nine per cent of the Company’s shareholders’ net income, three per cent of total premiums and deposits and as at December 31, 2005, accounted for ten per cent of the Company’s funds under management.
Financial Performance
G&SFP’s net income was $283 million for the full year in 2005 compared to $212 million for the eight month period from acquisition to December 31, 2004. Compared to 2004 annualized net income of $318 million, 2005 net income is lower due primarily to the declining in-force block of fund assets.
Summary Statements of Operations

	Canadian $		U.S. $
For the years ended December 31
(In $ millions)	2005	2004	2005	2004

Premium income	$1,116	$1,056	$921	$819
Net investment income	1,801	1,276	1,487	991
Other revenue	20	17	17	13

Total revenue	$2,937	$2,349	$2,425	$1,823

Policyholder benefits	$2,277	$1,887	$1,880	$1,464
General expenses and commissions	93	56	77	43
Other	165	100	138	78

Total policy benefits and expenses	$2,535	$2,043	$2,095	$1,585

Income before income taxes	$402	$306	$330	$238
Income taxes	(119)	(94)	(98)	(73)

Net income attributed to shareholders	$283	$212	$232	$165

Premiums and Deposits
Premiums and deposits of $2.0 billion are primarily attributable to sales of retail products. A large institutional sale, as well as additional deposits on existing institutional contracts, contributed $0.3 billion to the year over year increase.
Premiums and Deposits

	Canadian $		U.S. $
For the years ended December 31
(In $ millions)	2005	2004	2005	2004

Premium income	$1,116	$1,056	$921	$819
Segregated fund deposits	405	31	335	26
Signature Notes	439	554	363	425

Total premiums and deposits	$1,960	$1,641	$1,619	$1,270

Funds Under Management
Funds under management declined at an average rate of $0.9 billion per quarter in 2005 as scheduled maturities of institutional funds outpaced sales during the period. As a result of continued tight market spreads in the last few years, G&SFP discontinued sales of some institutional products and dramatically reduced sales of other products. Funds under management of $36.5 billion as at December 31, 2005 are down $3.8 billion, or nine per cent, from a year ago.
Management’s Discussion and Analysis       63

Funds Under Management

	Canadian $		U.S. $
As at December 31
(In $ millions)	2005	2004	2005	2004

General fund	$31,499	$35,302	$27,017	$29,330
Segregated funds	5,016	4,965	4,303	4,125

Total funds under management	$36,515	$40,267	$31,320	$33,455

Moving Forward
G&SFP will continue to focus on retail-oriented products in 2006, leveraging the strong distribution relationships of U.S. Wealth Management with G&SFP’s strong product development, risk management and immediate annuity servicing capabilities. G&SFP’s 2006 product development strategy reflects a shift to a retail focus of fee based products and annuities and towards increasing sales of institutional products designed to mitigate risks associated with employee benefit plans.
In an effort to streamline the Company’s fixed product offerings, achieve consistency in pricing and risk management practices, and expand its distribution channels, the G&SFP and Fixed Annuities business units will be managed on a combined basis in 2006.
64      MFC 2005 Annual Report

Canadian Division
Canadian Division is one of the leading life insurance-based financial services organizations in Canada. Its individual wealth management product offerings include segregated funds and fixed annuities, individual investment and banking products and mutual funds. Individual life insurance products are aimed at middle- and upper-income individuals and business owners. Insurance products are directly marketed to members of associations and to the customers of financial institutions. Group life, health and pension products and services are marketed to Canadian employers.
In 2005, the Canadian Division contributed 24 per cent of the Company’s shareholders’ net income, 22 per cent of total premiums and deposits and as at December 31, 2005, accounted for 18 per cent of the Company’s funds under management.
Financial Performance
Canadian Division’s shareholders’ net income increased by 32 per cent to $809 million in 2005 from the $614 million reported in 2004. The increase is attributable to continued growth in earnings from in-force business and from expense synergies realized as a result of combining the Maritime Life and Manulife entities. The results of the Maritime Life acquisition in April 2004 are included for a full year in 2005 compared to eight months in 2004. Higher equity markets had a positive impact on asset based fee revenue in Individual Wealth Management and on investment returns across the Division. Improved claims experience in Group Benefits and Affinity Markets more than offset a deterioration in claims experience in the Individual Insurance business compared to the previous year.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions)	2005	2004	2003

Premium income	$5,761	$5,259	$3,516
Net investment income	2,686	2,271	1,842
Other revenue	647	480	284

Total revenue	$9,094	$8,010	$5,642

Policyholder benefits	$6,126	$5,590	$3,863
General expenses and commissions	1,636	1,402	979
Other	287	207	147

Total policy benefits and expenses	$8,049	$7,199	$4,989

Income before income taxes	$1,045	$811	$653
Income taxes	(248)	(194)	(158)

Net income attributed to shareholders	$797	$617	$495
Less: net income (loss) attributed to participating policyholders	(12)	3	(2)

Net income attributed to shareholders	$809	$614	$497

Premiums and Deposits
Premiums and deposits were $13.5 billion, up $2.4 billion or 22 per cent from $11.1 billion in 2004. Contributing to the increase is the inclusion of twelve months of premiums and deposits from the Maritime Life business in 2005 compared to eight months in 2004. The increase in premiums and deposits was most significant in the Individual Wealth Management segregated and mutual fund businesses. Additionally, Administrative Services Only (“ASO”) premium equivalents in Group Benefits grew as a result of higher new and in-force business volumes. Premiums for fixed interest products in 2005 were lower than 2004 due to a consumer preference for equity based investments in the current low interest rate environment. Partially offsetting the total increase in premiums was the non-recurrence of a large one-time premium received last year.
Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2005	2004	2003

Premiums	$5,761	$5,259	$3,516
Segregated fund deposits	4,514	3,116	1,993
Mutual fund deposits	1,107	973	748
ASO premium equivalents	2,150	1,710	883

Total premiums and deposits	$13,532	$11,058	$7,140

Funds Under Management
Funds under management as at December 31, 2005 were $69.0 billion, an increase of $8.5 billion or 14 per cent over 2004. The 22 per cent increase in segregated, mutual and other funds was primarily from positive net policyholder cashflows and investment returns. Manulife Bank’s continued sales success in its lending products was the main driver of the increase in general fund assets. Also contributing to the increase in general funds were new and renewal premiums from the Individual Insurance and Group Benefits businesses.
Management’s Discussion and Analysis       65

Funds Under Management

As at December 31
(Canadian $ in millions)	2005	2004	2003

General fund	$42,424	$38,787	$26,904
Segregated funds	23,443	19,422	10,702
Mutual and other funds	3,152	2,348	1,739

Total funds under management	$69,019	$60,557	$39,345

Moving Forward
Canadian Division’s vision is to be the premier life insurance-based financial services organization in Canada with a reputation in the market for innovative products, excellent service, and professional value-added advice that meets the unique needs of customers.
The Division has multiple distribution channels in place to deliver a diverse range of products to its customers. For individual life and wealth management businesses, the goal is to provide the best professional value-added services to independent advisors, Managing General Agents (“MGAs”), and investment dealers, by matching services to their changing needs. Key initiatives in 2006 include strengthening the Living Benefit Wholesaler Team to accelerate the growth of Living Benefit products, including critical illness, long-term care and disability income. In the National Account Channel the objective will be to grow sales through a New Beginnings program designed to assist the Investment Advisors in building and protecting their business. Affinity Markets will continue to strengthen its relationships with sponsor organizations, provide innovative direct response vehicles and look for new specialty channels. Group Benefits will reinforce and enhance strong relationships with brokers, consultants, and customers and will expand relationships within traditional channels. Group Savings and Retirement Solutions’ dedicated sales support representatives will partner with their consultant and brokerage channels to provide value-added products to customers using industry leading tools and training.
Canadian Division focuses on product innovation and providing excellent service to meet the needs of customers, advisors, consultants, and plan sponsors. Individual Insurance will focus on growing its critical illness and long-term care business within a growing market. In addition, the process for new business will be streamlined to provide shorter wait times for underwriting decisions and contract issuance. Affinity Markets’ goal is to provide attractive products that are both easy to understand and buy, and to provide flexible services and solutions to plan sponsors. A focus for Group Benefits will be to continue to educate plan sponsors and members on healthy living and effective cost containment. Individual Wealth Management will introduce and launch new and flexible products in 2006 to complement its broad suite of existing products. A key strength for Individual Wealth Management is Manulife’s Investment Watch (i-Watch) program, a value-added tool that helps customers with investment risk management decisions. The program incorporates a best practices approach to select fund managers and ensures that they adhere to their investment mandates. Group Savings and Retirement Solutions launched several new products in 2005 and by carefully reviewing market trends and listening to client needs will continue to look for innovations in 2006.
All of the Canadian Division businesses continue to make investments in upgrading technology. An area of particular focus is the expansion of services that are offered over the internet. This includes providing timely information as well as services to our distribution partners, customers and employees. In response to increased regulatory and consumer protection requirements and complexity in the business, the Division will continue to review and enhance its risk management, governance and compliance practices.
66      MFC 2005 Annual Report

Asia and Japan Division
Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, expanding into Singapore, Indonesia, Taiwan, China, Japan, Vietnam, and into Malaysia and Thailand as a result of the 2004 John Hancock merger. The Division provides protection and wealth management products in select markets throughout the region. Protection products include life insurance, group life and health, and hospital coverage. Wealth management products include mutual funds, pensions, variable annuities and segregated funds.
In 2005, Asia and Japan Division contributed 22 per cent of the Company’s shareholders’ net income, 15 per cent of total premiums and deposits and as at December 31, 2005, accounted for eight per cent of the Company’s funds under management.
Financial Performance
Asia and Japan Division’s shareholders’ net income increased to $732 million in 2005 from $489 million in 2004. On a U.S. dollar basis, shareholders’ net income increased 61 per cent. Japan, Hong Kong, and Other Asia all contributed to the growth in net income. Net income increased from the impact of $85 million of net tax benefits in Japan, as the Division now anticipates being able to utilize these tax loss carryforwards and deferred tax timing differences. Without this tax benefit, earnings would have been $647 million, a 32 per cent increase from 2004. Japan earnings also increased from the favourable impact of strong equity markets, a release of reserves resulting from a move to a less risky asset profile within the Daihyaku block of business and growth in the in-force variable annuity and universal life businesses. These positives were partially offset by less favourable lapse experience. Hong Kong’s results benefited from growth in business volumes, the launch of a new Hospital rider and improved investment income partly offset by higher expenses. Outside Hong Kong and Japan, earnings grew as the operations worked to achieve greater economies of scale. The year-on-year growth also reflects the impact of the provision established last year for losses/claims due to the tsunami in South-east Asia and its partial release this year, a full year impact of previous mergers, and improved claims experience.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(in $ millions)	2005	2004	2003	2005	2004	2003

Premium income	$2,962	$2,936	$2,815	$2,448	$2,261	$2,013
Net investment income	689	586	478	569	450	343
Other revenue	337	224	168	280	173	121

Total revenue	$3,988	$3,746	$3,461	$3,297	$2,884	$2,477

Policyholder benefits	$1,899	$1,999	$1,898	$1,567	$1,538	$1,358
General expenses and commissions	1,198	1,117	1,042	991	860	745
Other	81	69	64	67	54	45

Total policy benefits and expenses	$3,178	$3,185	$3,004	$2,625	$2,452	$2,148

Income before income taxes	$810	$561	$457	$672	$432	$329
Income taxes	(69)	(74)	(40)	(57)	(57)	(29)

Net income	$741	$487	$417	$615	$375	$300
Less: net income (loss) attributed to participating policyholders	9	(2)	(8)	7	(2)	(6)

Net income attributed to shareholders	$732	$489	$425	$608	$377	$306

Premiums and Deposits
Premiums and deposits were $9.1 billion in 2005, up 18 per cent from $7.7 billion in 2004. On a U.S. dollar basis, premiums and deposits grew by 26 per cent. This increase was driven by variable annuity sales in Japan, which accelerated following the alliance with Mitsubishi UFJ Financial Group (“MUFG”) in April 2004, combined with increased Provident Fund and Individual Wealth Management deposits, the latter driven by the introduction of new single premium products, in Hong Kong. Growth in the insurance businesses and various acquisitions across the Division also contributed to the higher level of premiums and deposits.
Premiums and Deposits

	Canadian $			U.S. $
For the years ended December 31
(in $ millions)	2005	2004	2003	2005	2004	2003

Premium income	$2,962	$2,936	$2,815	$2,448	$2,261	$2,013
Segregated fund deposits	5,226	3,591	1,680	4,323	2,776	1,205
Mutual fund deposits	917	1,214	828	751	945	598

Total premiums and deposits	$9,105	$7,741	$5,323	$7,522	$5,982	$3,816

Management’s Discussion and Analysis       67

Funds Under Management
Funds under management increased by 13 per cent to $31.7 billion in 2005 from $28.1 billion in 2004. On a U.S. dollar basis, funds under management increased by 16 per cent. Growth was fueled by variable annuity sales in Japan, combined with increased business volumes in pension and wealth management products in Hong Kong which included sales of newly launched products in the second half of the year. The growth also reflects the impact of equity market value appreciation. These increases were partially offset by redemptions of mutual funds in Indonesia, consistent with the experience across the industry, as interest rates spiked mid-year.
Funds Under Management

	Canadian $			U.S. $
As at December 31
(in $ millions)	2005	2004	2003	2005	2004	2003

General fund	$16,111	$16,135	$15,926	$13,819	$13,406	$12,321
Segregated funds	12,282	7,910	4,521	10,533	6,572	3,497
Mutual and other funds	3,303	4,064	3,568	2,834	3,377	2,760

Total funds under management	$31,696	$28,109	$24,015	$27,186	$23,355	$18,578

Moving Forward
While Hong Kong and Japan continued to be the largest contributors to earnings for the Division, the other operations within Asia are becoming more significant following rapid growth and business expansion over recent years. The Division will continue to develop these other operations in order to further diversify its profile.
The Division will continue to expand the career agency force, which remains the primary distribution channel in the region. Focus will be maintained on the professional delivery of services through division-wide initiatives such as training and the continued implementation of Agency Best Practices. In addition, the Division will develop products suitable for sale through the bank distribution network and work to enhance existing relationships and to develop new ones. In Japan, the focus will be on building the business’ position in the variable annuity market to establish the Company as a market leader through new product offerings and expanded distribution relationships.
In 2005, variable annuity sales in Japan and pension and wealth management deposits in Hong Kong were key contributors to the business growth. In 2006, the Division will leverage this success and continue to develop new and enhanced Wealth Management products across the region. The Division plans to launch new, competitive variable annuity products in Japan that will support the distribution partnership with MUFG and other distributors and will continue to focus on developing new variable annuity distribution relationships.
In 1996, Manulife, together with its partner Sinochem, created Manulife-Sinochem Life Insurance Co. Ltd. (“MSL”), the first joint venture life insurance company in the People’s Republic of China. MSL made strong headway in its expansion strategy in China during 2005 and is now operating in more than ten major cities. MSL’s 2006 plans include the opening of new branches in Shandong and Fujian and continued development of its existing operations.
During 2006, in addition to continuing the branch expansion in China, the Division will seek to grow and diversify its business by expanding the geographical scope of its employee benefit and asset management operations and identifying and implementing best practices and products across the region.
68      MFC 2005 Annual Report

Reinsurance Division
Established in 1984, Reinsurance Division has become one of North America’s leading providers of risk management solutions, specializing in retrocession. In the simplest terms, reinsurance refers to the transfer of all or part of certain risks related to policies issued by an insurance company to a reinsurer. Retrocession is a form of reinsurance involving the assumption of risk from other reinsurers.
Through offices in Canada, the United States, Germany, Belgium, Barbados, Singapore and Japan, Reinsurance Division provides customer-focused solutions and innovative products in the following lines of business:

•	Life – offering retrocession of traditional life mortality risk as well as specialized coverages such as structured/non-traditional solutions;

•	Property and Casualty – offering traditional property catastrophe and aviation as well as specialized non-traditional retrocession for Property and Casualty reinsurers; and

•	International Group Program (“IGP”) – offering group life, health and pension products and services to multinational clients for their local national and globally mobile employees. This line of business was acquired as part of the John Hancock merger in 2004.
Financial Performance
Reinsurance Division reported a net loss of $108 million in 2005 compared to net income of $230 million in 2004. The large decrease is primarily attributable to Property and Casualty Reinsurance net losses related to Hurricanes Katrina and Wilma. In addition, Life Reinsurance reported unfavourable claims results compared to favourable claims experience in 2004.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(in $ millions)	2005	2004	2003	2005	2004	2003

Premium income	$1,217	$982	$736	$1,005	$756	$527
Net investment income	185	180	218	153	138	156
Other revenue	27	35	45	22	28	32

Total revenue	$1,429	$1,197	$999	$1,180	$922	$715

Policyholder benefits	$1,453	$810	$642	$1,202	$624	$459
General expenses and commissions	67	65	68	57	50	49
Other	(2)	10	10	(2)	8	7

Total policy benefits and expenses	$1,518	$885	$720	$1,257	$682	$515

Income before income taxes	$(89)	$312	$279	$(77)	$240	$200
Income taxes	(19)	(82)	(63)	(15)	(63)	(45)

Net income (loss) attributed to shareholders	$(108)	$230	$216	$(92)	$177	$155

Premium Income
Premium income increased by 24 per cent to $1,217 million in 2005 from $982 million in 2004. On a U.S. dollar basis, premiums increased by 33 per cent to $1,005 million in 2005 from $756 million in 2004. This increase was largely due to Property and Casualty reinstatement premiums earned on contracts impacted by Hurricane Katrina as well as the inclusion of a full year of premiums for IGP in 2005. In addition, Life Reinsurance premiums on a U. S. dollar basis increased over 2004, primarily driven by higher new business volumes.
Premiums

	Canadian $			U.S. $
For the years ended December 31
(in $ millions)	2005	2004	2003	2005	2004	2003

Life reinsurance	$452	$466	$454	$374	$357	$325
Property and Casualty reinsurance	310	180	282	257	138	202
International Group Program reinsurance	455	336	–	374	261	–

Total premiums	$1,217	$982	$736	$1,005	$756	$527

Management’s Discussion and Analysis       69

Moving Forward
The Reinsurance Division continues to remain focused on maintaining its leadership position within its markets.
Further consolidation and lack of capacity in a hardening life reinsurance market is leading to better margins for life reinsurance customers but is also resulting in direct writers retaining a greater share of new business. While this may present a potential threat to the Division’s traditional excess retention business, it concurrently provides an opportunity to increase volumes in the short term by capitalizing on in-force transactions. In addition, the hardening market lessens the price differential between the life reinsurance and life retrocession markets thus making the Company’s valuable per life capacity relatively less expensive to life reinsurance clients. This large per life capacity continues to be the Division’s most potent competitive advantage.
Property and Casualty Reinsurance has established a recognized market position as a leader in providing property catastrophe coverage to the professional reinsurers of the world. In 2005, traditional business volumes were increased while providing non-traditional solutions in only a few select cases. The Division expects the marketplace to continue shifting from non-traditional to traditional covers. As a result of this year’s Hurricane Katrina, by far the costliest insured loss in history, the Company anticipates substantial market hardening of property and casualty reinsurance rates, especially for U.S. catastrophe coverage. Reinsurance Division will take this opportunity to very selectively increase business by meeting the existing and increasing needs of its core clients.
IGP’s strategic objectives are to maintain a dominant position in the North American market while continuing to grow market share in Europe and Asia. A focus will be to aggressively market IGP in its newest markets, China and India, and explore expansion within the European Union.
Supplemental Information Regarding Non-Traditional Reinsurance
Non-Traditional Life Reinsurance
Reinsurance Division provides non-traditional reinsurance and retrocessional coverage to life and annuity insurers and reinsurers. This type of non-traditional life cover has been classified as financial reinsurance.
The non-traditional coverage is primarily coinsurance and modified coinsurance coverage of a share of specified blocks of life insurance or annuity contracts issued or reinsured by the cedant. It may also include the reinsurance of large blocks of life insurance on a yearly renewable term basis. All of the non-traditional coverage receives deposit accounting treatment for Canadian generally accepted accounting principles (“Canadian GAAP”) or United States generally accepted accounting principles (“U.S. GAAP”) purposes, but meets the requirements for reinsurance accounting under statutory rules. Under Canadian GAAP and U.S. GAAP deposit accounting, Reinsurance Division’s income related to these transactions is recorded as fee income, reported in other revenue on the income statement, and liabilities, if any, are recorded as deposit liabilities.
The main differences between traditional and non-traditional coinsurance and modified coinsurance for life and annuity reinsurance include that in a non-traditional reinsurance agreement, the reinsurer pays a lower ceding commission for its share of a block of business than would otherwise be paid under a traditional reinsurance contract. Non-traditional transactions often involve the payment of experience refunds to the ceding insurer covering a substantial portion of the earnings accruing to the business reinsured during the early years of the contract. In addition, the contracts contain recapture rights (that is, rights of the ceding company to reassume future obligations for the reinsured contracts) that are often more flexible than those found in traditional coverage. These more flexible recapture rights are coupled with terms that create an incentive for the ceding insurer to recapture if the block is profitable on a statutory accounting basis.
All of the non-traditional life and annuity treaties written by the Company provide prospective coverage, covering liabilities extending out over the life of the underlying policyholder life and annuity contracts.
Non-Traditional Property Reinsurance
Manufacturers P&C Limited (“MPCL”), a subsidiary of the Company, currently offers non-traditional retrocessional coverage to large international reinsurers. The non-traditional product currently offered by MPCL is known as a spread loss cover. This type of non-traditional cover has been referred to in the industry as “finite risk reinsurance” or “finite reinsurance.”
All spread loss covers currently offered by MPCL are prospective property catastrophe excess of loss covers, with the exception of one cover which is a marine and aviation catastrophe excess of loss cover.
The most significant differences between a typical traditional treaty and a typical non-traditional contract (spread loss cover) are provisions relating to non-renewal premium and provisions relating to a notional experience account balance (“EAB”). The covers are generally 12 months in duration, with no obligation for either party to renew. An EAB tracks the performance of the treaty. The EAB is basically the premiums paid less claims incurred less MPCL’s margin. Positive amounts may be returned to the cedant. Negative amounts are carried forward in the EAB if the contract renews. Unlike traditional covers, with non-traditional covers, a non-renewal premium provision requires the cedant to pay an additional premium if the cedant does not renew the treaty and the EAB is negative. This non-renewal premium is typically less than 80% of the negative EAB, so that sufficient risk transfer is provided to qualify for reinsurance accounting.
70      MFC 2005 Annual Report

Corporate and Other
Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital, the transfer of credit risk from operating divisions, integration expenses, changes in actuarial methods and assumptions and other non-operating events. Also included in Corporate and Other is the John Hancock Accident and Health operations, which are primarily contracts in dispute.
In 2005, Corporate and Other contributed 11 per cent of the Company’s shareholders’ net income and accounted for nine per cent of the Company’s funds under management.
Financial Performance
Corporate and Other’s net income increased by 169 per cent to $379 million in 2005 from $141 million in 2004. 2005 includes 12 months of John Hancock’s Corporate segment while 2004 includes eight months from the date of acquisition. Other significant factors in year-over-year earnings growth were the impact of changes in actuarial methods and assumptions, strong investment results, increased fees from the Investment Division’s external asset management business and favourable claims experience in the John Hancock Accident and Health operations. Non-recurring items reported in 2005 include income of $57 million from the wind-up of the estate of Daihyaku, a business acquired in 2001, and a charge of $40 million to cover guarantees made to clients that were referred to Portus Alternative Asset Management Inc.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions)	2005	2004	2003

Net investment income	$322	$260	$178
Other revenue	354	179	31

Total revenue	$676	$439	$209

Policyholder benefits	$(573)	$(444)	$81
General expenses	473	350	91
Other	358	352	205

Total policy benefits and expenses	$258	$258	$377

Income before income taxes	$418	$181	$(168)
Income taxes	(39)	(40)	121

Net income attributed to shareholders	$379	$141	$(47)

Growth in revenue and benefits/expenses was largely driven by the inclusion in 2005 of 12 months results from John Hancock’s Corporate segment and growth in the Investment Division’s external asset management business. In 2005, other revenue includes the income from the Daihyaku wind-up and general expenses includes the Portus charge.
Funds Under Management
Funds under management as at December 31, 2005 were $32.4 billion, an increase of $2.8 billion, or ten per cent, over 2004. The increase reflected the growth in the Investment Division’s external asset management business partially offset by the decline in the general fund assets due to the repurchase of 21 million common shares over the last 12 months and the negative impact of the strengthening Canadian dollar.
Funds Under Management

As at December 31
(Canadian $ in millions)	2005	2004	2003

General fund	$7,452	$9,187	$6,258
Segregated funds	2,600	2,134	–
Other funds	22,321	18,219	2,388

Total funds under management	$32,373	$29,540	$8,646

Management’s Discussion and Analysis       71

Investments
Manulife Financial’s Investment Division, operating as MFC Global Investment Management (“MFC Global”), manages assets for the Company’s general fund and for external third party retail and institutional clients through a variety of products and distribution channels.
Operations
MFC Global manages a broad range of investments including equities, government and corporate bonds, private placements, real estate, mortgages, oil and gas, timber and farmland, and structured products. Additionally, MFC Global has a physical presence in key financial centers around the world, totaling 40 offices in the United States, Canada, the United Kingdom, Japan, Australia, Hong Kong, and throughout South-east Asia.
General Fund Assets
The Company’s general fund invested assets decreased to $167.2 billion as at December 31, 2005 from $169.1 billion as at December 31, 2004 as business growth was more than offset by the impact of the strengthening Canadian dollar. The goal in investing in these assets is to maximize total returns while operating within the Company’s investment, risk management and asset liability matching policies. The following table shows the composition of the Company’s general fund invested assets.
General Fund Assets

	2005		2004

As at December 31	Carrying	%	Carrying	%
(Canadian $ in millions)	value	of total	value	of total

Bonds	$103,315	61	$106,073	63
Mortgages	28,008	17	28,684	17
Stocks	8,896	5	8,344	4
Real estate	5,279	3	4,669	3
Policy loans	6,120	4	6,743	4
Cash and short-term investments	9,360	6	8,517	5
Bank loans	1,806	1	1,391	1
Other investments	4,448	3	4,721	3

Total invested assets	$167,232	100	$169,142	100

Bonds
The Company’s bond portfolio represented 61 per cent of invested assets as at December 31, 2005. This portfolio invests in a combination of public bonds and private debt and is diversified by sector as well as by industry, duration and issuer. There was no significant change in sector distribution over the year. As at December 31, 2005, 94 per cent of the portfolio was invested in investment grade rated securities (BBB and higher).
The following table shows the distribution of the bond portfolio by sector and industry.
Bonds

	2005			2004

			%			%
	Carrying	% of	Investment	Carrying	% of	Investment
(Canadian $ in millions)	value	total	Grade	value	total	Grade

Government and agency	$27,200	27	98	$25,750	24	99
Financial	19,558	19	98	19,622	18	97
Telecommunications	3,447	3	91	3,769	4	90
Utilities	13,449	13	90	14,577	14	87
Energy	6,028	6	92	6,768	6	90
Industrial	6,101	6	90	7,010	7	89
Securitized (ABS/MBS)	12,352	12	99	11,945	11	99
Consumer (non-cyclical)	5,781	6	93	6,003	6	93
Consumer (cyclical)	3,037	3	80	3,685	4	85
Basic materials	3,584	3	84	4,048	4	84
Technology	316	–	98	299	–	93
Media and internet	2,094	2	91	2,201	2	89
Diversified and miscellaneous	368	–	98	396	–	97

Total bonds	$103,315	100	94	$106,073	100	94

72      MFC 2005 Annual Report

Mortgages and Real Estate
As at December 31, 2005, mortgages represented 17 per cent of invested assets with 43 per cent of the mortgage portfolio in Canada and 57 per cent in the United States. Commercial mortgages accounted for 80 per cent of total mortgages with the rest being agricultural and residential mortgages. Predominantly composed of first mortgages, the portfolio is diversified by geographic region, property type and mortgagor. Government-insured loans represented 12 per cent of the total mortgage portfolio, offering an excellent risk-adjusted return. All mortgages are secured by real properties.
As at December 31, 2005, three per cent of the Company’s invested assets were held in real estate. The portfolio is focused on high quality office buildings located in superior downtown and large suburban markets across North America and Japan. The portfolio has been managed such that the Company has been able to deliver occupancy rates that are consistently higher than industry average. The portfolio is also diversified by geographic region and property type, with 60 per cent located in the United States, 33 per cent in Canada and seven per cent in Asia. Commercial office properties represented 68 per cent of the portfolio, with the remainder shared between industrial, retail, residential and other property types.
Stocks
As at December 31, 2005, stocks represented five per cent of invested assets. The portfolio consists primarily of publicly traded common stocks and is diversified by industry sector and issuer. As at December 31, 2005, the stock portfolio was invested 34 per cent in U.S. issuers, 38 per cent in Canadian issuers, 21 per cent in Asian issuers and seven per cent in other issuers.
Other Investments
Other investments include unconsolidated joint ventures, partnerships, funds, limited liability corporations, leases, subordinated debt of life insurance companies and oil and gas holdings. Other investments also includes various types of derivative instruments including interest rate and currency swaps, interest rate caps and floors, swaptions and futures used to hedge and manage the Company’s exposure to changes in interest rates, foreign exchange rates and equity market prices.
Third Party Assets
Separate from the General Fund, MFC Global manages a significant book of assets on behalf of clients of the Company’s operating divisions and institutional clients.
Third Party Assets

			Change
As at December 31
(Canadian $ in millions)	2005	2004	$	%

Managed on behalf of:
Operating Division Clients	$37,808	$31,729	$6,079	19
Institutional Clients	24,953	20,353	4,600	23

Total third party assets	$62,761	$52,082	$10,679	21

Assets under management increased by $10.7 billion or 21 per cent during the year ended December 31, 2005, due to positive cash flows from the Company’s segregated and mutual funds, new mandates acquired and strong investment returns.
Moving Forward
Consistently achieving superior investment returns and significantly growing the investment management business remain the two primary goals of Investment Division. The challenge ahead will be maintaining high returns in investment grade assets in an environment which continues to be characterized by tight spreads, low interest rates and highly priced assets. MFC Global’s unique portfolio of non-traditional assets results in enhanced yields, diversifies risk and provides a competitive advantage. Going forward, the Division will continue to leverage the strong distribution network, expanded expertise and significant scale to aggressively grow the business.
Management’s Discussion and Analysis       73

Risk Management
Overview
Manulife Financial is in the business of taking risks to generate profitable growth. How effectively these risks are managed is critically important to meeting expectations of shareholders, customers and regulators, and to safeguarding reputation and capital. The fundamental objective of the Company’s risk management program, therefore, is to support shareholder value growth while ensuring commitments to customers are met and reputation and capital are protected. This is achieved by employing an enterprise level framework that guides all risk-taking activities globally, ensuring they are aligned with corporate philosophy: taking risks that are prudent in relation to capital strength, that meet corporate ethical standards, that are diversified across risk types, businesses and geographies, and for which appropriate compensation is earned.
The Company’s enterprise risk management framework is built around four cornerstones: comprehensive risk governance; effective risk management processes; rigorous exposure measurement; and disciplined risk limit management. Continuous investment is being made in the tools, processes and professionals employed in all aspects of risk measurement and management as the external environment shifts and business operations broaden.
Risk Governance
Sound business decisions require a strong risk culture, and a well-informed executive management and Board of Directors. The Audit and Risk Management Committee of the Board of Directors, along with the Conduct Review and Ethics Committee, oversees global risk management. These Board committees approve and monitor compliance with all key risk policies and limits, and regularly review with management trends in material risk exposures, major risk-taking activities, and the ongoing effectiveness of risk management practices.
The Chief Executive Officer (“CEO”) and a top tier of executive risk oversight committees set the overall risk appetite, and influence and communicate the Company’s risk culture across global operations. The committees shape risk policy, monitor material risk exposures, guide risk-taking activity and champion strategic risk management priorities throughout the organization.
Executive risk oversight committees include:

Corporate Risk Management Committee

• Approves risk management policies	• Reviews risk exposures	• Provides oversight and strategic direction

Global Asset Liability
Product Risk Committee	Credit Committee	Committee

• Establishes product design, pricing and underwriting risk policies • Oversees risk management processes • Reviews product risk exposures • Sub-committee approves product offerings	• Establishes credit risk policies • Oversees risk management processes • Reviews credit exposures • Approves large individual credits	• Establishes asset mix, interest rate, liquidity, foreign exchange and market risk policies • Oversees risk management processes • Reviews risk exposures • Approves target investment strategies

Business units across the organization own and take accountability for the risks assumed within their operations. Business unit general managers are responsible for ensuring business strategies align with corporate risk philosophy and culture, and for managing both risk and return on risk-based allocated capital within corporate policy and limits.
Corporate Risk Management maintains the comprehensive enterprise risk management framework, monitors and reports on enterprise wide risk exposures, and proactively partners with business units in employing analytic techniques to appropriately assess and allocate risk-based capital, and to optimize risk and return profiles. The group also drives the development and introduction of new risk measurement and management techniques and processes throughout the organization.
Internal Audit independently assesses the effectiveness of risk management policies and internal controls, and oversees the risk and control self-assessment program globally. Global Compliance independently assesses the effectiveness of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks. The Chief Actuary independently opines on the adequacy of actuarial liabilities, oversees regulatory capital adequacy reporting and performs the Dynamic Capital Adequacy Testing, a stress analysis required by regulators incorporating extreme but plausible scenarios.
Risk Management Processes
Sound decision making requires that all potential new business initiatives, acquisitions, product offerings and investments are evaluated on a directly comparable risk-adjusted basis and that all risk exposures are identified, assessed and managed using a common set of standards and guidelines. The Company’s enterprise risk management framework establishes global standards and
74      MFC 2005 Annual Report

guidelines for risk management and, in concert with its risk and capital management framework, establishes standards for risk-adjusted return measurement. The comprehensive risk-specific management programs encompass:

•	Establishment, approval and maintenance of policies and limits;

•	Clear delineation of risk management accountabilities across the organization;

•	Specific delegation of authorities related to risk-taking activities;

•	Processes for risk identification, assessment, monitoring, reporting and escalation;

•	Standards for risk exposure measurement; and

•	Strategies for risk control and mitigation.
A comprehensive report of risk exposures, incorporating both qualitative and quantitative assessments, is reviewed with the Corporate Risk Management Committee and the Audit and Risk Management Committee quarterly, following a formal risk identification and assessment process. Each global risk management program is also reviewed with these committees periodically. In addition, the results of internal audits of risk controls and risk management programs are independently reported to the Audit and Risk Management Committee, and the results of the Dynamic Capital Adequacy Testing are reported to the Board of Directors.
Risk Measurement
Manulife Financial is exposed to a variety of risks through its diverse business activities. These risks are a blend of strategic risks, financial risks including product, credit, market and asset liability risks, and operational risks. They can result in a combination of direct financial loss, damage to reputation, or inability to conduct business or service customers, all of which can impact shareholder value.
Individual quantitative measures are used to assess risk exposures related to various financial and operational risks. Risk measurement methodologies range from simple key risk indicators to stress testing to sophisticated stochastic scenario modeling of potential capital at risk and earnings at risk. Strong controls are in place over the development, implementation and application of the stochastic scenario models employed. Currently, the Company evaluates its consolidated internal risk-based capital using a combination of the Canadian-based Minimum Continuing Capital and Surplus Requirements (“MCCSR”), and internally developed economic capital. Economic capital measures the amount of common equity needed to support risks, covering potential extreme losses that could occur, with a confidence expected for a company with Manulife Financial’s financial strength ratings. The application of economic capital as a decision support tool continues to be expanded throughout the organization. The Company allocates capital to its businesses based on a blend of its internally developed economic capital and MCCSR, subject to local regulatory requirements at the entity level in jurisdictions outside of Canada. Risk-adjusted performance is monitored in relation to allocated capital.
Risk Limit Management
Risk-taking activities are managed against an overall capacity for assuming risk, established based on the risk tolerances of the Board of Directors and executive management, reflecting the Company’s financial condition. This overall capacity is defined in terms of local regulatory ratios for key operating subsidiaries and the consolidated ratio of available capital to internal risk-based allocated capital. The Company targets an MCCSR ratio of 180 to 220 per cent for The Manufacturers Life Insurance Company (“MLI”), the Company’s primary Canadian operating subsidiary, and a ratio of 275 to 325 per cent under the Risk Based Capital (“RBC”) Requirements of the National Association of Insurance Commissioners (“NAIC”) for its U.S. operating subsidiaries. In addition, to manage its risk profile and limit exposure to specific risks, the Company manages risk exposures against enterprise-wide limits established for various financial risks, based on risk-specific exposure measures, including economic capital. Manulife Financial’s risk profile is well diversified across risks, as shown by the composition of the Company’s risk-based allocated capital.

Management’s Discussion and Analysis       75

Strategic Risk
Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.
Managing strategic risk effectively is critical to delivering shareholder value growth. The CEO and Executive Committee set overall strategies that are approved by the Board of Directors, and have accountability to manage the risks embedded in these strategies. They are supported by a number of important processes:

•	Strategic planning that is integrated with risk assessments and reviewed with the Board of Directors;

•	Detailed business planning executed by local divisional executive management;

•	Capital attribution and allocation that ensure a consistent decision making framework across the organization;

•	Periodic reviews of operational performance of all businesses with the CEO and the Board of Directors; and

•	Review and approval of acquisitions and divestitures by the CEO and Board of Directors.
Product Risk
Product risk is the risk of loss due to actual experience emerging differently than assumed when the product was designed and priced, as a result of investment returns, expenses, taxes, mortality and morbidity claims, and policyholder behaviour.
The Product Risk Committee oversees product risk management policies and processes. Within the broad framework set out by the Product Design and Pricing Policy approved by the Audit and Risk Management Committee, it sets global product design and pricing standards and guidelines designed to ensure all aspects of product offerings align with corporate risk philosophy. These cover:

•	product design features

•	use of reinsurance

•	pricing models and software

•	internal risk-based capital allocations

•	target profit objectives

•	pricing methods and assumption setting

•	stochastic and stress scenario testing

•	required documentation

•	approval processes

•	experience monitoring programs
Designated pricing officers in each business unit are accountable for all pricing activities. The general manager and chief financial officer of each business unit, as well as Corporate Risk Management, approve the design and pricing of each product, and related reinsurance treaties with third parties, ensuring corporate standards are met. Corporate Actuarial approves all valuation methods and assumptions and approves reinsurance treaties related to business in force, as well as all related party reinsurance treaties. Annual risk and compliance self-assessments and periodic internal audits are performed for all businesses to ensure compliance with standards.
Underwriting and claims risks are key components of product risk. A global underwriting manual is utilized ensuring underwriting practices are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. Periodic reviews of business unit practices ensure compliance with standards.
Fluctuations in claims experience may result in losses. As at December 31, 2005 and December 31, 2004 actual mortality and morbidity rates over the next year exceeding the rates provided for in actuarial reserves by five per cent would reduce net income by $113 million and $102 million respectively. Enterprise-wide, this aggregate claims exposure is mitigated as a result of operating internationally and insuring a wide range of non-correlated risk events, reducing the likelihood of high aggregate claims rates.
Exposure to claims concentrations is further mitigated through the use of geographical aggregate retention limits for certain covers and through the purchase of catastrophe reinsurance for life, health and disability insurance worldwide. The Company’s catastrophe reinsurance covers losses in excess of U.S. $100 million, up to U.S. $225 million (U.S. $150 million for Japan). In addition to accidents and natural catastrophes, it provides full cover for losses due to all terrorist activities in Canada, where the concentrations are highest, and restricted cover for losses due to terrorist activities in other parts of the world.
Exposure to individual large claims is mitigated through established retention limits per insured life varying by market and jurisdiction. Coverage in excess of these limits is reinsured with other companies. The Company’s current global retention limit is U.S. $20 million (U.S. $25 million for joint life policies) and is shared across business units with lower limits applying in some markets and jurisdictions.
Credit Risk
Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.
Manulife Financial’s Credit Committee establishes and oversees implementation of policies and processes to manage credit risk. The committee sets out objectives related to the overall quality and diversification of the investment portfolio and establishes criteria for the selection of counterparties and intermediaries. The policies establish exposure limits by borrower or issuer, corporate connection, quality rating, industry, and geographic region. Corporate connection limits vary according to internal risk rating.
76      MFC 2005 Annual Report

All credit-granting units within the Company have a defined evaluation process that provides an objective assessment of credit proposals. Each investment is assigned an internal risk rating based on a detailed examination of the borrower, including business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. Internal ratings are assessed and updated on a regular basis and are based on a standardized 22-point scale consistent with those of external rating agencies.
Delegated credit approval authorities are established and approved by the Credit Committee and Audit and Risk Management Committee. Credit decisions are made on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to internal risk rating. All major credit decisions are referred to the Credit Committee for approval. The largest credits are referred to the CEO for approval and, in certain cases, to the Board of Directors.
Distinct derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of “A”, are in place. For a derivative counterparty, derivative exposure is measured as gross potential credit exposure, which takes into consideration mark-to-market value, net of any collateral held, and a provision for future exposure. Reinsurance counterparty exposure measures reflect both current exposures and potential future exposures. All reinsurance counterparties are required to meet minimum credit-rating criteria.
Regular reviews of the credits within the various portfolios are undertaken to ensure that changes to credit quality are identified, and where appropriate, corrective actions taken. Prompt identification of problem credits is a key objective. A centralized list of problem and potential problem credits is maintained by Corporate Risk Management, which provides an independent credit risk oversight function. The Credit Committee reviews credits on the list regularly, and provides direction where appropriate. Corporate Risk Management and Internal Audit perform periodic internal audits of all credit-granting units to ensure compliance with credit policies and processes.
An allowance for losses on invested assets is established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of assets and related investment income. The carrying value of an impaired asset is reduced to estimated net realizable value at the time of recognition of impairment. There is no assurance that the allowance for losses will be adequate to cover future losses or that additional provisions or asset write-downs will not be required. However, the Company remains conservatively provisioned for credit losses overall and the level of impaired assets continues to be very low.
Actuarial liabilities also include general provisions for credit losses from future asset impairments. These are set conservatively, taking into account normal historical levels and future expectations, with an allowance for adverse deviations. Fluctuations in credit default rates and, to a lesser extent, deterioration in credit ratings of borrowers, may result in losses, if actual rates exceed expected rates. As at December 31, 2005 and December 31, 2004, credit loss rates over the next year exceeding the rates provided for in actuarial reserves by 25 per cent would reduce net income by $60 million and $53 million respectively.
A variety of aggregate credit risk exposure measures are monitored regularly and reported to the Audit and Risk Management Committee, as shown in the following table.
Credit Risk Measures

As at December 31
(Canadian $ in millions unless otherwise stated)	2005	2004

Net impaired assets	$643	$476
Net impaired assets as a per cent of total invested assets	0.38%	0.28%
Allowance for impairment	$276	$214
Provision for future credit losses included in actuarial liabilities[1]	$2,906	$3,531

[1]	Excludes allowances for pass-through credit risk pertaining to participating policies and certain other policies. The allowance for expected credit losses implicit in actuarial liabilities for these policies was estimated to be $1,231 million as at December 31, 2005 and $1,076 million as at December 31, 2004.
Market and Asset Liability Risk and Liquidity Risk
Market and asset liability risk is the risk of loss resulting from market price volatility, interest rate changes, adverse movements in foreign currency rates, and liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected liabilities and unexpected cash demands.
Manulife Financial’s Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees implementation of policies and processes related to the management of a variety of risks inherent in generating the investment returns required to support product liabilities, as well as returns on assets in the shareholders’ equity account. These risks include asset allocation, interest rate changes, foreign exchange rate changes, and price volatility of non-fixed income investments, such as equities, commercial real estate, oil and gas and timberland. The committee also oversees the management of liquidity.
Global investment policies, approved by the Audit and Risk Management Committee, establish enterprise-wide and portfolio level targets and limits as well as delegated transaction approval authorities. The targets and limits are designed to ensure investment portfolios are widely diversified across asset classes and individual investment risks, and are suitable for the liabilities they support. Actual investment positions and risk exposures are monitored regularly. The positions and exposures are reported to the Global Asset Liability Committee monthly and to the Corporate Risk Management Committee and Audit and Risk Management Committee quarterly.
Segmentation and Investment Strategy     Product liabilities are segmented into groups with similar characteristics and are each supported by unique portfolios of investments. Investment policies and goals are established for each asset segment, setting out
Management’s Discussion and Analysis       77

target investment strategies and portfolio management philosophies that best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products supported. These investment policies and goals encompass asset mix, quality rating, duration and cash flow profile, liquidity, currency mix and industry concentration targets, as well as portfolio management styles such as active or indexed for equities and buy-and-hold or actively traded for public bonds. Governing business unit asset liability committees and the Global Asset Liability Committee approve the investment policies and goals.
Several products, such as payout annuities and insurance, have obligations extending well beyond terms for which returns can generally be locked in with certainty, typically about 25 to 30 years in North America. Product benefit and expense obligations, and any recurring premium inflows, are split into those falling within this period for which returns can be locked in, and those falling beyond that period. The Company’s strategy is to back the portion of liabilities falling within the period that returns can be locked in with certainty primarily with fixed income assets that have a cash flow profile generally set to closely match the profile of the liabilities being supported. The remaining liabilities present systemic investment return risk and are supported by asset portfolios managed to achieve a total return sufficient to support the obligations over their long-term investment horizon. The total return asset portfolios incorporate an amount of non-fixed income assets considered prudent in relation to the liabilities they support, with the balance invested in fixed income portfolios. Incorporating a diversified basket of non-fixed income assets in these portfolios is intended to enhance long-term investment returns and reduce aggregate risk through diversification.
Wealth management products that are primarily short to medium term obligations and offer interest rate guarantees for specified terms on single premiums are backed by fixed income assets, such as public bonds, private debt and mortgages. The cash flow profile of the fixed income assets is set to closely match the profile of the obligations supported.
Other products such as participating insurance, universal life insurance and U.S. fixed annuities, largely pass the investment performance of assets supporting the liabilities through to policyholders as changes in the amounts of dividends declared or rates of interest credited. These products are backed by total return asset portfolios designed to maximize dividends or credited rates, subject to limiting the risk arising from embedded minimum guarantees and policyholder options.
The target investment strategy for each segment is established using sophisticated portfolio analysis techniques to optimize long-term investment returns while considering volatility of returns and the risks related to embedded product guarantees and policyholder withdrawal options, the impact of regulatory and economic capital requirements and management tolerances with respect to short-term income volatility and long-term extreme event risk exposure.
Derivatives, including foreign exchange contracts, interest rate and cross currency swaps, forward rate agreements and options, are incorporated into investment strategies where appropriate to manage interest rate, foreign currency and equity risks. The risks associated with the use of derivatives are mitigated by established risk management policies and processes including limits on the notional volume of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies.
Investment Return Risk Investment return risk relates to potential losses arising from asset returns insufficient to support product liabilities and is driven by the mix of assets supporting liabilities, market influences including interest rate changes and price volatility of non-fixed income investments, as well as the nature of embedded product guarantees and policyholder options. The systemic investment return risk within the Company’s general account principally arises from the uncertainty of returns achievable on investments to be made in the future as recurring premiums are received, and on existing asset portfolios being managed for total return supporting long-dated liabilities, and due to minimum rate guarantees on products where investment returns are generally passed through to policyholders. Investment return risk within the general fund may also arise from tactical mismatch positions taken between the timing and amount of cash flows on fixed income assets and liabilities generally targeted to be matched, to the extent they exist. Target investment strategies and market and asset liability risk management programs established for each product segment, including interest rate risk exposure limits approved by the Audit and Risk Management Committee, are designed to keep potential losses from interest rate changes within acceptable limits.
Interest rate risk management policies and procedures, including delegated trading authorities and accountabilities for managing and monitoring interest rate risk, are clearly defined. Asset duration and cash flow targets are reviewed and modified with a frequency ranging from daily to annually, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. Actual asset positions are monitored against targets and rebalanced to within established interest rate risk exposure limits with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in the profile of assets and liabilities. Assets invested for total return are managed against established benchmarks and portfolio managers maintain interest rate risk exposure positions within prescribed limits.
Non-fixed income asset price volatility risk is driven by fluctuations in market values of equity and commercial real estate holdings, and to a lesser extent, oil and gas and timberland holdings. Price volatility risk related to general fund holdings is mitigated by investing in a diversified basket of non-fixed income assets consisting of public and private equities, commercial real estate, timberlands, agricultural lands and oil and gas. Total non-fixed income asset holdings are managed against an established aggregate limit, representing a small proportion of total assets, and against aggregate limits for each asset category. These aggregate limits are allocated to asset segments with target asset mixes incorporating non-fixed income assets. Public and private equity holdings are diversified and managed against established targets and limits by industry type and corporate connection. Commercial real estate holdings are diversified and managed against established limits by property type and geography. Timber and agricultural land holdings are diversified and managed against limits by geography. Allocations to non-fixed income assets are managed proactively, reflecting management’s risk preferences.
The investment return risk arising from the Company’s off-balance sheet products is principally due to the uncertainty of future levels of asset-based fees, as well as death and living benefit guarantees provided on variable annuity and insurance products. Guarantees
78      MFC 2005 Annual Report

include death, maturity, income and withdrawal guarantees on variable products and segregated funds. Off-balance sheet product investment return risk is mitigated through benefit guarantee design, limitations on fund offerings and the use of reinsurance. New product benefit guarantees and fund offerings are designed to meet established extreme event risk exposure limits, based on economic capital at risk. Reinsurance is in place on existing business that transfers investment return related benefit guarantee risk where appropriate, subject to established counterparty risk management policies.
The Company’s aggregate exposure to public equity market price risk is managed against enterprise-wide limits approved by the Corporate Risk Management Committee and Board of Directors. These limits cover the combined public equity market price risk arising from variable product death and living benefit guarantees, market-based fees and general fund investments.
Interest rate and equity market price risk exposures are evaluated using a variety of techniques and measures that depend on the nature of the assets and liabilities, primarily based on projecting cash flows under a variety of future interest rate and market growth scenarios. These measures include durations, key-rate durations, convexity, cash flow gaps, shareholders’ economic value at risk based on specific stress scenarios, earnings at risk and economic capital at risk. Exposures are monitored and reported quarterly to the Global Asset Liability Committee, the Corporate Risk Management Committee and the Audit and Risk Management Committee. The following tables show the shareholders’ economic value at risk under sample stress scenarios, each one a shock that reflects a confidence level of approximately 87 per cent over a one-year horizon, according to internal stochastic models. Shareholders’ economic value is calculated as the net present value of future cash flows related to current assets, recurring premiums to be received and product benefit and expenses to be paid, all discounted at market yields and adjusted for tax. The stress scenarios are: an immediate and permanent parallel increase of one per cent in interest rates for all maturities across all markets; an immediate and permanent parallel decrease of one per cent in interest rates for all maturities across all markets, subject to a minimum rate of 0.25%; and an immediate ten per cent decline in the market value of non-fixed income assets. Exposures are shown separately for segments supported with asset liability matching mandates and segments supported with total return mandates.
Exposures Arising in Segments Supported with Asset Liability Matching Mandates Segments supported with asset liability matching mandates encompass non-adjustable product benefit and expense obligations, and any recurring premium inflows, falling within a period for which returns can generally be locked in, typically 25 to 30 years. These segments represented approximately half of product liabilities as at December 31, 2005. The Company’s strategy is to back these liabilities with fixed income assets that have a cash flow profile generally set to closely match the profile of the liabilities being supported.
The following table shows the shareholders’ economic values at risk arising from segments supported with asset liability matching mandates under the interest rate stress scenarios described above.
Shareholders’ Economic Value at Risk Arising from Segments Supported with Asset Liability Matching Mandates

	1% change in interest rates
As at December 31
(Canadian $ in millions)	Increase	Decrease

2005
Wealth management	$(11)	$16
Insurance	227	(314)

Total	$216	$(298)

2004
Wealth management	$78	$(100)
Insurance	234	(340)

Total	$312	$(440)

As at December 31, 2005, the Company’s wealth management business supported with asset liability matching mandates had virtually no sensitivity to parallel interest rate changes. The decrease in exposure from December 31, 2004 primarily resulted from reducing exposures in the G&SFP line, as a result of portfolio repositioning.
Within the insurance segments supported with asset liability matching mandates, the Company remains positioned to benefit from increases in interest rates in its U.S. long-term care, Canadian insurance and Japan insurance segments, and consequently remains exposed to potential permanent declines in interest rates.
Exposures Arising in Segments Supported with Total Return Mandates Segments supported with total return mandates encompass non-adjustable product benefit and expense obligations, and any recurring premium inflows, falling beyond the period for which returns can generally be locked in, typically 25 to 30 years, as well as all liabilities with benefits that can generally be adjusted. These segments represented approximately half of product liabilities as at December 31, 2005. Total return mandate segments also include the shareholders’ equity account.
Asset portfolios incorporate a diversified basket of non-fixed income assets considered prudent in relation to the liabilities they support, with the balance invested in fixed income portfolios. For long-dated non-adjustable product benefit segments, the underlying economic risk exposure is the potential failure to achieve the assumed returns over the entirety of the long investment horizon. For adjustable product benefit segments, the embedded economic risk arises primarily from embedded minimum guarantees.
Management’s Discussion and Analysis       79

The following table shows the shareholders’ economic values at risk arising from segments supported by total return mandates under the three stress scenarios described above.
Shareholders’ Economic Value at Risk Arising from Segments Supported by Total Return Mandates

	1% change in interest rates		10% decline in market values
As at December 31
(Canadian $ in millions)	Increase	Decrease	Equities	Real estate	Other*

2005
Wealth management	$(36)	$30	$(63)	$(6)	$(6)
Insurance	500	(999)	(150)	(172)	(47)
Shareholders’ equity account	(304)	340	(244)	(11)	(48)

Total	$160	$(629)	$(457)	$(189)	$(101)

2004
Wealth management	$(18)	$33	$(66)	$(5)	$(3)
Insurance	604	(1,268)	(136)	(154)	(7)
Shareholders’ equity account	(316)	374	(204)	(20)	(39)

Total	$270	$(861)	$(406)	$(179)	$(49)

*	Other assets include timberland, agricultural lands and oil and gas holdings.
Within insurance segments supported by total return mandates, exposure to a permanent decline in interest rates primarily arises in long-dated non-adjustable product benefit segments, due to fixed income asset portfolios with maturity profiles shorter than the benefits, as well as exposure to minimum rate guarantees on adjustable benefit segments. The reduction in exposure from December 31, 2004 was driven by the U.S. Long Term Care and U.S. Universal Life segments.
Exposures for Variable Products and Other Managed Assets The following table shows the potential impact on shareholders’ economic value, arising from variable products and mutual funds, as well as institutional asset management operations, as a result of an immediate ten per cent decline in the market value of equity funds.
Impact on Shareholders’ Economic Value of a Ten Per Cent Decline in Market Values of the Equity Component of Variable Product and Other Managed Assets

As at December 31
(Canadian $ in millions)	2005	2004

Market-based fees	$(472)	$(411)
Variable product guarantees	$(207)	$(204)

Additional information related to investment related guarantees on variable annuities and segregated funds is shown in the table below.
Variable Annuity and Segregated Fund Benefit Guarantees

	2005			2004

			Expected			Expected
As at December 31	Fund	Amount	guarantee	Fund	Amount	guarantee
(Canadian $ in millions)	value[2]	at risk[2]	cost[3]	value[2]	at risk[2]	cost[3]

Maturity/ income benefits	$36,553	$613		$22,634	$915
Death benefits[1]	12,543	1,578		13,030	2,047

Total	$49,096	$2,191	$(1,252)	$35,664	$2,962	$(584)

[1]	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.
[2]	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured.
[3]	Expected guarantee cost is net of reinsurance and fee income allocated to support the guarantees.
The reported amount at risk is not currently payable and represents a theoretical value only. Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. The Company calculates the present value of projected future guaranteed benefit payments, net of reinsurance and net of fee income allocated to support the guarantees, based on a set of stochastic investment return scenarios, and considering future mortality, policy termination and annuitization rates. The expected guarantee cost represents the average of this present value across all investment return scenarios modeled, and was negative as at December 31, 2005 and December 31, 2004, meaning that fee income supporting guarantees is expected to exceed claims costs. The reduction in the amount at risk and the improved expected cost of guarantees as compared to December 31, 2004 was driven by favourable equity market performance. The improvement in the expected guarantee cost also reflects sales of higher margin products, particularly in the United States and Japan.
The Company holds actuarial liabilities for guaranteed benefit payments related to variable annuities and segregated funds calculated as the present value of the projected guaranteed benefit payments, net of reinsurance and net of fee income supporting the guarantees, based on the same set of stochastic investment return scenarios, as described above for the expected guarantee cost. The actuarial liabilities held must fall in a confidence range defined by the most adverse forty per cent to the most adverse twenty per cent of the stochastic investment return scenarios. As at December 31, 2005 and December 31, 2004, actuarial liabilities held for these guaranteed benefit payments were $547 million and $600 million respectively, exceeding both the minimum requirement and the expected guarantee cost. While determined based on stochastic scenarios, in aggregate, the actuarial liabilities held as at Decem-
80      MFC 2005 Annual Report

ber 31, 2005 were adequate to defease the projected guaranteed benefit payments across all businesses as long as future equity fund returns, including dividends, would average at least three per cent.
Foreign Currency Risk Adverse movements in foreign exchange rates may result in losses if assets and liabilities are not matched by currency. The Company has a policy of matching the currency of its assets with the currency of the liabilities they support to mitigate this exposure. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, shareholders’ equity is also generally currency matched to the liabilities it supports, up to target capital levels. Manulife Financial reported Canadian dollar income and shareholders’ equity may be exposed to losses resulting from adverse movements in foreign exchange rates due to the fact that it manages operations globally in many currencies, most notably U.S. dollars. A significant portion of shareholders’ equity in excess of target capital levels is held in Canadian dollars to mitigate the impact of changes in foreign exchange rates on shareholders’ equity.
Value at Risk exposure relative to the policy position of matching the currency of its equity, up to target capital levels, with the currency of its liabilities is monitored regularly against established limits. The Value at Risk model is based on the industry-accepted J.P. Morgan Risk Metrics methodology. The sensitivity of net income and shareholders’ equity to changes in foreign exchange rates is monitored regularly and reported to the Global Asset Liability Committee, Corporate Risk Management Committee and Audit and Risk Management Committee quarterly. A one per cent increase in the Canadian dollar relative to the U.S. dollar would have reduced shareholders’ equity by $151 million as at December 31, 2005 and $157 million as at December 31, 2004. As at December 31, 2005 and December 31, 2004 the same change in foreign exchange rates would reduce net income over the next year by $21 million and $20 million, respectively.
Liquidity Risk Global liquidity management policies and procedures are designed to ensure that adequate liquidity is available to Manulife Financial and all its local operations. Products are designed taking into account the risk related to unexpected liquidity demands as a result of policyholder termination features. Investment strategies are established and implemented to ensure adequate levels of marketable investments are held. Other sources of liquidity include centralized cash pools, as well as repurchase funding agreements and highly liquid marketable securities in principal operating entities. Operating liquidity is monitored in local operations as well as centrally, with daily forecasting and monitoring of actual cash movements to ensure liquidity is available and cash is employed optimally.
Global operating and strategic liquidity are managed against established minimum levels. Minimum operating liquidity is set as the level of one month’s operating cash outflows. Strategic liquidity is measured using an industry-accepted model under both immediate (within one month) and ongoing (within one year) stress scenarios. Under this model, adjusted liquid assets include cash and short-term investments, and marketable bonds and stocks discounted to reflect convertibility to cash, net of maturing debt obligations. Under the model, policy liabilities are adjusted to reflect their potential for withdrawal. The Company’s policy is to maintain adjusted liquid assets at a level well above adjusted policy liabilities.
Strategic Liquidity

	2005		2004

As at December 31	Immediate	Ongoing	Immediate	Ongoing
(Canadian $ in millions unless otherwise stated)	scenario	scenario	scenario	scenario

Adjusted liquid assets	$87,721	$88,561	$88,444	$87,035
Adjusted policy liabilities	$24,915	$30,648	$23,927	$29,216
Liquidity ratio	352%	289%	370%	298%

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems failures, human performance failures or from external events.
Operational risk is naturally present in all of the Company’s business activities and encompasses a broad range of risks, including fiduciary breaches, regulatory compliance failures, legal disputes, business disruption, technology failures, processing errors, business integration, theft and fraud, damage to physical assets, employment practices and workplace safety. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, poor customer service or damage to reputation.
The Company’s strong corporate governance, clearly communicated corporate values, and integrated approach to managing risk set the foundation for mitigating all operational risks. This base is fortified by efforts to ensure appropriate internal controls and systems, together with trained and competent people, are in place throughout the organization. Within established corporate standards, business unit general managers are accountable for the day-to-day management of operational risk inherent in their operations. Business units and functional areas perform comprehensive risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They regularly monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures. Material operational risk exposures and risk management activities are reported quarterly to the Corporate Risk Management Committee and Audit and Risk Management Committee.
Internal Audit independently assesses the effectiveness of risk management policies and internal controls, and oversees the risk control self-assessment program globally. External auditors review the effectiveness of internal controls to the extent necessary to conduct an audit of the Company’s financial statements. However, the external auditors have not been engaged to audit the Company’s internal controls over financial reporting. Both the internal and external auditors report independently to the Audit and Risk Management Committee on the findings of their audits.
Global Compliance oversees the regulatory compliance program, supported by designated chief compliance officers in every division. The program is designed to promote compliance with regulatory obligations worldwide and to help ensure awareness of the laws and regulations that affect the Company, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues as well as proposed regulatory changes and take an active role in attempting to influence these where
Management’s Discussion and Analysis       81

appropriate, and in preparing the Company to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated. Among these processes and practices are product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings.
Technology-related risks are managed through a rigorous systems development protocol and global information security programs. A global business continuity policy and standards are in place to ensure key business functions can continue and normal operations can resume effectively and efficiently in the event of a major disruption. Each business unit maintains its own business continuity plans and processes and the global program incorporates periodic scenario analysis to validate the assessment of both critical and non-critical units, and the establishment and testing of appropriate business continuity plans for all critical units. Off-site backup facilities are available to minimize recovery time. Outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, are subject to review procedures prior to their approval. Comprehensive policies and procedures are in place to monitor the ongoing results and contractual compliance of such arrangements.
Manulife Financial’s environmental policy reflects the Company’s commitment to conducting all of its business activities in a manner that recognizes the need to preserve the quality of the environment, as well as the requirement to be compliant with all applicable environmental laws and regulations. In providing credit to borrowers, or making equity investments in private firms, reasonable steps are taken to help ensure that counterparties are environmentally responsible. In natural resource management operations, specific policies and procedures are in place to mitigate environmental risks and operate in an environmentally responsible manner. Programs are also in place across the real estate holdings to conserve energy and reduce waste.
Operational risk related to a variety of loss events is further mitigated through the purchase of appropriate amounts of insurance covers, to provide protection against unexpected material losses or to satisfy legal requirements and contractual obligations.
Reputation Risk Manulife Financial’s reputation is one of its most valuable assets and it is vital that it be safeguarded. Reputation risk is the risk that the Company’s corporate image may be eroded by adverse publicity, whether true or not, as a result of business practices of the Company or its representatives and business partners, potentially causing damage to the Company’s franchise value. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks.
The Company has established an enterprise-wide Reputation Risk Policy approved by the Audit and Risk Management Committee which delineates the responsibilities of the Board and executive management in managing reputation risk. The Company applies a set of guiding principles in conducting all its business activities to protect and enhance its reputation, and requires documented reputation risk assessments, while also placing a priority on employee communication and education. While the CEO and executive management are ultimately responsible for the Company’s reputation, it is the responsibility of every employee and Company representative to conduct their business activities in a manner that upholds the Company’s reputation. This responsibility is clearly detailed and communicated to every director, officer and employee through the Company’s Code of Business Conduct and Ethics.
In 2005, the Company’s response to the failure of Portus Alternative Asset Management (“Portus”) in Canada, an investment counsel and portfolio manager to which Manulife Financial-related advisors had referred prospective clients, reflected the principles set forth in the policy and exemplified the “tone from the top” at Manulife Financial. While the Company had no legal obligation or direct relationship with Portus or its clients, the Company quickly returned the entire principal invested in Portus to the investors referred by the Company and assumed the ongoing ownership and risks related to their Portus investment.
82      MFC 2005 Annual Report

Capital Management and Capital Adequacy
Policies and Procedures
The objectives of the Company’s capital management policy and related procedures are:

(1)	to maintain adequate capital to ensure the safety and stability of the Company as well as retaining the confidence of regulators, policyholders and other creditors in the Company, and;

(2)	to manage capital levels in order to optimize return on capital.
Management of Capital
The Company maintains high quality capital and limits the amount of financial leverage incorporated in the capital structure. The Company monitors and rebalances its capital mix through opportunistic capital issuances, capital repurchases and redemptions.
In 2005, the Company undertook the following capital management initiatives to optimize its capital mix:
Common Shareholder Dividend and Target Dividend Payout Ratio
The common shareholder dividend payout is a range of 25 per cent to 35 per cent of Canadian GAAP earnings. The Company’s common share dividend payout ratio was 29 per cent for the full year ended December 31, 2005 and represented an increase in the quarterly common shareholder dividend of $0.04/share to $0.30/share in 2005. Common shareholder dividends are declared at the discretion of the Board of Directors.
Capital Issuances
In order to optimize the Company’s capital structure, on February 10, 2005 the Company took advantage of historically low long-term interest rates by issuing 14 million Class A Series 2 non-cumulative perpetual preferred shares for an aggregate amount of $350 million. The Series 2 Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65%.
Subsequent to the year-end, on January 3, 2006, following an announcement by the Federal Government regarding changes to dividend taxation, the Company took advantage of a favourable market environment by issuing 12 million Class A, Series 3 non-cumulative perpetual preferred shares for an aggregate amount of $300 million. The Series 3 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50%.
Common Share Repurchase Program
During the year ended December 31, 2005, MFC purchased and subsequently cancelled 21 million of its common shares pursuant to all normal course issuer bids at a total cost of $1,238 million. The current normal course issuer bid allows for the repurchase of an additional 49.3 million common shares at prevailing market prices.
Debt Redemptions and Maturities
MLI repaid, at maturity, all of the outstanding U.S. $209 million 7.875% subordinated notes on April 15, 2005.
As a subsequent event, on January 11, 2006, MLI exercised its right to redeem on February 16, 2006 all the outstanding $250 million 5.70% Subordinated Debentures due February 16, 2011 at par plus accrued and unpaid interest to the date of redemption.
Capital Adequacy
The Company monitors and manages its consolidated capital in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Consolidated available capital is measured against the risk capital metric contained in the guideline and internally established risk capital metrics. Regulatory capital adequacy is primarily managed at the insurance operating company level, rather than at the level of the ultimate holding company. MFC has two principal operating insurance companies: MLI and John Hancock Life Insurance Company (“JHLICO”).
The Company’s principal Canadian operating company, MLI, is regulated by OSFI and is subject to MCCSR. MLI’s MCCSR ratio as at December 31, 2005 was 213 per cent, well in excess of OSFI’s minimum level of 120 per cent and the same level as at December 31, 2004. The key drivers affecting the ratio over the course of 2005, were strong earnings offset by business growth and asset mix changes. An upstream dividend was paid to MFC as per the Company’s plan, which also reduced MLI’s MCCSR ratio.
MLI’s foreign operations and subsidiaries all maintained capital levels in excess of minimum local requirements as at December 31, 2005.
JHLICO is domiciled in the State of Massachusetts and is subject to the RBC Requirements of the NAIC. JHLICO’s RBC ratio is reported annually, as per the NAIC requirements. JHLICO’s RBC ratio increased from 351 per cent as at December 31, 2004 to 359 per cent as at December 31, 2005, well in excess of the minimum regulatory level of 100 per cent. The key drivers affecting the movement in the ratio were significant improvements in the quality of the asset portfolio, offset by normal business growth. JHLICO’s foreign operations and subsidiaries all maintained capital levels in excess of minimum local requirements as at December 31, 2005.
Management’s Discussion and Analysis       83

Critical Accounting and Actuarial Policies
The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.
The Company’s significant accounting policies are described in note 1 to the consolidated financial statements. The most significant estimation processes of the Company relate to the provisioning for asset impairment, the determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expense, income taxes and impairment testing of goodwill and intangible assets as described below.
Allowance for Asset Impairment
The allowance for credit losses adjusts the value of fixed-income assets to reflect their estimated realizable value. In assessing the estimated realizable value, judgment is exercised relating to matters including economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers, for which the ultimate outcome is unknown.
Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk on page 76.
Policy Liabilities
Policy liabilities for Canadian GAAP are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure the Company establishes an appropriate liability on the balance sheet to cover the future obligations to all of its policyholders. Under Canadian GAAP, the assumptions underlying the calculation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize the Company’s exposure to measurement uncertainty related to policy liabilities.
Determination of Policy Liabilities
Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policy benefit and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, and adjusted for the impact of any reinsurance ceded associated with the policies. To determine the best estimate amount, assumptions must be made for a number of key factors. These include future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses and certain taxes, and foreign currency.
To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for any possible deterioration in experience and to provide greater comfort that the policy liabilities will be adequate to pay future benefits. The effect of these margins is to increase policy liabilities. The Canadian Institute of Actuaries establishes ranges for the permissible level of margins for adverse deviation based on the risk profile of the business. The Company uses assumptions at the conservative end of the permissible ranges, taking into account the risk profile of the business.
The margins for adverse deviation decrease the income that is recognized when a new policy is sold and increase the income recognized in later periods, with the margins releasing as the policy risks reduce.
Best Estimate Assumptions
The Company follows established processes to determine the assumptions used in the valuation of policy liabilities. The nature of each risk factor, and the process for setting the assumptions used in the valuation, are discussed below.
Mortality: Mortality relates to the occurrence of death. Mortality assumptions are based on past and emerging Company and industry experience. The assumptions are differentiated by sex, underwriting class, policy type and geographic market. Actual mortality experience is monitored against these assumptions separately for each business. The Company reinsures (cedes) mortality risk on in-force policies to other insurers in order to offset some of this risk. The impact of the reinsurance is directly reflected in the policy valuation. Overall 2005 experience was favourable when compared with the Company’s assumptions.
Morbidity: Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on past and emerging Company and industry experience. The assumptions are established for each type of morbidity risk and geographic
84      MFC 2005 Annual Report

market. Actual morbidity experience is monitored against these assumptions separately for each business. Overall 2005 experience was favourable when compared with the Company’s assumptions.
Policy Termination and Premium Persistency: Lapses represent the termination of policies due to non-payment of premiums. Surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within geographic market. Actual experience is monitored against these assumptions separately for each business. Overall 2005 experience was unfavourable when compared to the Company’s assumptions.
Expenses and Taxes: Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from the Company’s internal cost studies. The expenses are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2005 were favourable when compared with the Company’s assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.
Investment Returns: The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies appropriate to each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for all future years. The re-investment strategies are based on the Company’s target investment policies for each segment, and are derived from current market rates for fixed interest investments and the Company’s projected outlook for non-fixed interest assets. Investment return assumptions include expected future credit losses on fixed income assets. Credit losses are projected based on both Company and industry experience, and specific reviews of the current investment portfolio. In 2005, credit loss experience on both bonds and mortgages continued to be favourable when compared to the Company’s assumptions. Investment return assumptions for each asset class also incorporate expected investment management expenses. The expenses are derived from internal cost studies. Overall 2005 investment management expense experience was favourable when compared to the Company’s assumptions.
Foreign Currency: Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. Because the Company has a policy of matching the currency of its assets with the currency of the liabilities they support, there is little exposure related to adverse movements in foreign exchange rates in the valuation. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.
Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experienced rating refunds, credited rates, or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience.
Sensitivity of Policy Liabilities to Changes in Assumptions
When assumptions are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of the policy liabilities. The sensitivity of the value of policy liabilities to changes in assumptions is shown below, assuming that there is a simultaneous change in the assumption across all business units. For policy related assumptions, the adverse sensitivity assumes experience moves in the direction that generates an adverse result for each key business separately.
In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis.

Sensitivity of Policy Liabilities to Changes in Assumptions
As at December 31, 2005
(Canadian $ in millions)	Increase (Decrease) in Policy Liabilities

	10% adverse change

Policy Related Assumptions
Future mortality rates	$2,402
Future morbidity rates	914
Future termination rates	684
Future expense levels	670

	10 basis point change

Asset Related Assumptions	Increase	Decrease

Level of future market interest rates*	$(98)	$117
Level of future equity returns	(57)	42

* Changes in market interest rates reflect a change to the initial market interest rates, but assume that ultimate long-term fixed income re-investment rates (“URRs”) for new investments made 20 or more years into the future are unchanged. If the URRs were to be changed by a similar amount to the initial market interest rates, so that the valuation reflected a permanent shift in market interest rates available for all future re-investments, the policy liability increase would be $254 million for a 10 basis point decrease in interest rates and $201 million decrease for a 10 basis point increase in interest rates.
Management’s Discussion and Analysis       85

Review of Methods and Assumptions
The Appointed Actuary follows the practice of conducting a formal annual review of the methods and assumptions underlying the determination of the Company’s Canadian GAAP policy liabilities. Where appropriate, the methods and assumptions are updated to reflect changes in the risk profile, improvements to the models and methods used to quantify risks, and current and projected experience of the business.
The 2005 review of the actuarial methods and assumptions underlying the policy liabilities produced a net reduction in the policy liabilities of $50 million. Net of the impacts on participating surplus and minority interest, this resulted in an increase in 2005 shareholders’ income of pre-tax $74 million. The statement of operations impact of the review of actuarial methods and assumptions is reported in the Corporate and Other segment.
Impact of 2005 Review By Category of Change
(Canadian $ in millions)

Credit loss assumptions	$(96)	Release of remaining corporate cyclical credit loss provision partially offset by impact of revisions to long-term credit loss rate assumptions.

Long-term interest rate assumptions	338	Increase in liabilities due to adoption of more conservative ultimate long-term interest rates in North America as well as increase due to decreasing long-term interest assumption in Taiwan to a level consistent with current very low interest environment.

Other investment return assumption impacts	52	Comprises the following items: (i) increase from updating the investment return assumptions for 2005 investment market movements, driven by impact of lower interest rates on long duration individual life contracts in Canada, offset by strong 2005 equity markets in Japan, and (ii) release related to refinements to the asset mix and re-investment assumptions used in valuation of John Hancock segments to reflect target investment strategies being implemented (see note below).

Regular review of non- economic assumptions	(275)	Comprises the following items: (i) release from lower investment expense and general maintenance expense assumptions reflecting John Hancock acquisition synergies (ii) release from improved mortality assumptions, primarily in Reinsurance, Canada and Singapore with some offset in Japan, and (iii) increase from strengthening related to policy persistency, primarily on insurance lines in the U.S. and Canada.

Model enhancements	(69)	Includes a number of enhancements for modeling of taxes, investment risks and policy benefits.

Total	$(50)

Note:
For all segregated fund insurance and wealth management policies, as well as certain general account wealth management policies in North America, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.
The 2004 review of the actuarial methods and assumptions underlying the policy liabilities produced a net reduction in the policy liabilities of $38 million. Net of the impacts on participating surplus and minority interest, this resulted in an increase in 2004 shareholders’ income of pre-tax $17 million. The statement of operations impact of the review of actuarial methods and assumptions is reported in the Corporate and Other segment. The review in 2004 focused only on the business of MLI as the methods and assumptions related to the business of the acquired John Hancock companies were reviewed and reflected on purchase in April 2004.
86      MFC 2005 Annual Report

Impact of 2004 Review Category of Change:
(Canadian $ in millions)

Credit loss assumptions	$(246)	Release of approximately one half of the corporate cyclical credit loss provisions
		following a review of the credit exposure in the assets supporting liabilities.

Recapture risk on life retrocession business	137	Increase reserve for recapture to approximately 75% of contractual recapture
		exposure based on recent recapture trends.

Segregated fund guarantee reserves	103	Strengthening to reflect incorporation of dynamic lapses in all models and other
		refinements.

Investment return assumptions	(70)	Increase from updating the investment return assumptions and models for 2004
		movements in investment markets (see note below).

Regular review of non-
economic assumptions	21	Comprises the following items: (i) increase from strengthening related to policy
		persistency, primarily on insurance lines in Canada and the U.S., (ii) release from improved mortality assumptions, primarily in Canada, and (iii) release from improved expenses, primarily in Canada.

Model enhancements	17	Reflects a number of modeling enhancements, with offsetting releases from
		previously established data and model uncertainty reserves.

Total	$(38)

Note:
For all segregated fund insurance and wealth management policies, as well as certain general account wealth management policies in North America, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market value markets. The impact of the update is reflected directly in each reporting segment’s earnings.
2005 Change In Policy Liabilities
The change in policy liabilities can be attributed to several sources: new business, acquisitions, in-force movement and currency impact. Changes in policy liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits, and other policy related cash flows. The changes in policy liabilities by business segment are shown below:
Policy Liability Movement Analysis
(Canadian $ in millions)

					Asia and
	U.S.	U.S. Wealth		Canadian	Japan	Reinsurance	Corporate
	Protection	Mgmt.	G&SFP	Division	Division	Division	and Other	Total

Balance, January 1, 2005	$42,246	$18,752	$30,635	$30,046	$13,835	$1,936	$(40)	$137,410

New business	497	816	410	351	(131)	17	–	1,960

Acquisitions	(425)	(24)	(217)	110	525	–	472	441

In-force movement	809	(1,070)	(4,682)	784	358	304	(229)	(3,726)

Currency impact	(1,168)	(597)	(765)	–	(1,421)	(26)	(59)	(4,036)

Total net changes	(287)	(875)	(5,254)	1,245	(669)	295	184	(5,361)

Balance, December 31, 2005	$41,959	$17,877	$25,381	$31,291	$13,166	$2,231	$144	$132,049

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.
The increase of $441 million for acquisitions relates to adjustments to the 2004 John Hancock acquisition. There is an increase in policy liabilities of $318 million that was recorded as the result of the purchase equation adjustments, as well as an increase of $518 million in Asia relating to the consolidation of the operations of Malaysia onto the balance sheet. Offsetting these increases, was a reduction of $395 million in G&SFP from a reclassification of certain policy liabilities as off balance sheet.
The large reduction of $4,682 million for in-force movements on the G&SFP substantially represents net maturity benefits on institutional contracts in this line of business, which are being intentionally de-emphasized. The reduction in U.S. Wealth Management is consistent with the general shift in business from on balance sheet to segregated funds and other off balance sheet business. The $(229) million in Corporate and Other includes the release of the cyclical credit loss provision in the 2005 valuation review of methods and assumptions.
The total in-force movement of $(3,726) million includes a reduction of $50 million from changes in Methods and Assumptions, as described above. This reduction results in an increase in pre-tax earnings.
Management’s Discussion and Analysis       87

Variable Interest Entities
In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”), which was effective for the Company on January 1, 2005. AcG15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. Where an entity is considered a VIE, the primary beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses and/or is entitled to a majority of the VIE’s expected residual returns, as defined in AcG15. The Company has determined that no variable interest entity is required to be consolidated on the general fund accounts of the Company. However, as outlined in note 18 to the consolidated financial statements, certain VIEs have been consolidated on the Segregated Funds Statements of Net Assets. Segregated funds net assets attributable to other contract holders increased by $133 million. The Company uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze and calculate its expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests to then determine who is the primary beneficiary. In addition, there is a significant amount of judgment exercised in interpreting the provisions of AcG15 and applying them to specific transactions. For further details on the Company’s involvement with VIEs, see note 18 to the consolidated financial statements.
Pensions and Other Post-employment Benefits
The Company maintains a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees and agents after retirement. These plans include registered/qualified pension plans, supplemental pension plans and health, dental and life insurance plans. The defined benefit pension plans provide benefits based on years of service, contributions and average earnings at retirement. Due to the long-term nature of these plans and the non-pension post retirement benefit plans, the calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates, projected compensation increases, retirement age, mortality and termination rates. These assumptions are determined by management and are reviewed annually. Actual experience that differs from the assumed experience will affect the amounts of benefit obligation and expense. The weighted average assumptions used are presented in note 17 to the consolidated financial statements.
Income Taxes
The Company is subject to income tax laws in various jurisdictions. These complex tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is determined for each timing difference based on the future tax rates that are expected to be in effect and management’s assumptions regarding the expected timing of the reversal of such temporary differences.
Goodwill and Intangible Assets
Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. The test is at the reporting unit level for goodwill and at the total company level for intangible assets with indefinite lives. Any potential impairment of goodwill is identified by comparing the fair value of a reporting unit to its carrying value, and of a non-amortizing intangible asset by comparing its fair value to its carrying value. An impairment loss would be recognized and the asset written down to the extent that the carrying value of the asset exceeds the implied fair value. Fair values are determined using valuation techniques such as market multiples and discounted cash flow models. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to, projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected future sales, earnings and capital investment are consistent with plans presented to the Board of Directors. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. The tests performed in 2005 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives.
Changes in Accounting Policies
a) Hedging relationships     Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives have been accounted for as portfolio investments with unrealized gains and losses recognized on a moving average basis whereby carrying values are adjusted toward market values at 5% per quarter. The resulting transitional loss of $6 million as at January 1, 2004 was deferred and is being amortized to income in the same period as the original hedged items. The adoption of this Guideline did not materially impact the consolidated financial statements.
b) Consolidation of variable interest entities     In June 2003, the CICA issued AcG15, which was effective for the Company on January 1, 2005. AcG15 sets out the application of consolidation principles to VIEs that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. The Company has determined that no VIE is required to be consolidated under the new guidance. The Company also determined that Manulife Financial Capital Trust (the “Trust”) is a VIE and that the Company is not the primary beneficial interest holder. As a result, the Trust, which issued the Manulife Financial Capital Securities (“MaCS”), has been deconsolidated and the senior debentures issued to the Trust have been reported in liabilities for preferred shares and capital instruments (see note 13 to the consolidated financial statements). For the year ended December 31,
88      MFC 2005 Annual Report

2005, this reclassification increased interest expense and decreased non-controlling interest in subsidiaries by $67 million (2004 – $67 million). Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation. The MaCS, totaling $1 billion, continue to form part of the Company’s Tier 1 regulatory capital.
c) Financial instruments – disclosure and presentation     In January 2004, the Accounting Standards Board approved a revision to CICA Handbook Section 3860, “Financial Instruments – Disclosure and Presentation,” that changed the accounting for certain obligations having characteristics of both a liability and equity. The amendments require MFC’s Class A Shares, Series 1 (“Series 1 Preferred Shares”) to be presented as a liability as they can be converted into a variable number of MFC common shares with the corresponding preferred share dividends reported in earnings as interest expense. The revision is effective for fiscal years beginning on or after November 1, 2004. As a result, the Company reclassified as a liability $344 million of Series 1 Preferred Shares previously included in shareholders’ equity. For the year ended December 31, 2005, the reclassification of Series 1 Preferred Share dividends increased interest expense by $14 million (2004 – $14 million). This change did not impact earnings per share or net income available to common shareholders because preferred share dividends are deducted from net income in determining those measures. Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation.
d) Financial instruments – recognition and measurement, hedges, comprehensive income and equity     In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges”, 1530 “Comprehensive Income,” and 3251 “Equity,” all of which will become effective for the Company beginning January 1, 2007. The standards will increase harmonization with U.S. and international accounting standards. As well, the CICA reissued accounting standard section 4210 “Life Insurance Enterprises – Specific Items” as section 4211, which will become effective for the Company beginning January 1, 2007, and will require life insurance enterprises to account for financial assets and freestanding and embedded derivatives in accordance with the new financial instruments section.
The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be, and classified as, held to maturity, which should be measured at amortized cost.
Changes in the fair value of trading securities will be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, until the financial asset is disposed of or becomes impaired, at which time it will be recognized in income.
Similarly, the standards require that all financial liabilities, other than actuarial liabilities, be measured at fair value when they are classified as held for trading or are derivatives. Other financial liabilities should be measured at cost.
The standards permit an entity to designate certain financial instruments, on initial recognition, as ones that will be measured at fair value with gains and losses recognized in net income in the period in which they arise.
Derivatives will be classified as trading, unless they are specifically designated within an effective hedging relationship. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings by the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in a future accounting period or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedging relationship will be recognized in current earnings.
Accumulated other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax), and will include net unrealized gains on available-for-sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
The Company is currently evaluating the impact of adopting these standards.
Differences between Canadian and U.S. GAAP
The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.
The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for policy liabilities and differences in reporting policy cash flows. These differences are described in more detail in note 23 to the consolidated financial statements.
Differences between Canadian and Hong Kong GAAP
The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong generally accepted accounting principles (“Hong Kong GAAP”).
Under Hong Kong GAAP, stocks are carried at market value as compared to Canadian GAAP where stocks are carried on a move to market value basis. Bonds are considered to be available for sale and are carried at market value for Hong Kong GAAP as compared
Management’s Discussion and Analysis       89

to amortized cost of Canadian GAAP. Under Hong Kong GAAP, real estate classified as investment properties can be carried at either appraised value, with changes being reported as income, or at cost less accumulated depreciation, as compared to Canadian GAAP where real estate is carried on a move to market value basis. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with Canadian GAAP.
Canadian GAAP and Hong Kong Regulatory Practices
The Hong Kong Insurance Authority requires that insurance companies have minimum “net assets” for solvency purposes and stipulates minimum criteria for the calculation of actuarial liabilities in arriving at regulatory basis “net assets”. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual return, with the minimum solvency margin required in Hong Kong as described above. As at December 31, 2005, the Company’s net assets determined in accordance with Canadian GAAP exceeded the minimum solvency margin required by Hong Kong insurance regulations.
Controls and Procedures
As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in Rule 13a-15 of the U.S. Securities and Exchange Act of 1934 and under Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. In addition, no changes were made in the Company’s internal controls over financial reporting during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.
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Additional Disclosures
Contractual Obligations
In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.
As at December 31, 2005, the Company’s contractual obligations and commitments are as follows:

Payments due by period		Less than	1 – 3	3 – 5	After 5
(Canadian $ in millions)	Total	1 year	years	years	years

Long-term debt[1]	$3,698	$170	$884	$223	$2,421
Senior debentures issued to Manulife
Financial Capital Trust[1]	4,090	67	134	134	3,755
Capital Trust Securities[1]	1,578	47	94	94	1,343
Purchase obligations	896	163	300	236	197
Capital leases	257	21	41	38	157
Operating leases	689	145	212	142	190
General fund policyholder liabilities[2]	381,400	15,507	19,267	16,371	330,255
Bank deposits and consumer notes[1]	9,376	4,385	2,523	1,430	1,038
Other	645	168	149	84	244

Total contractual obligations	$402,629	$20,673	$23,604	$18,752	$339,600

[1]	The contractual payments include principal, interest and distributions. The contractual payments reflect the amounts payable from January 1, 2006 to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2005 and is assumed to remain constant to the final contractual maturity date. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary materially from the amounts and timing included in the table.

[2]	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates (see “Policy Liabilities”).
In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at December 31, 2005, there were $2,492 million of investment commitments (2004 – $2,346 million), of which $1,933 million matures within one year (2004 – $2,254 million), and $486 million matures within one to three years (2004 – $92 million), $33 million matures within three to five years (2004 – nil) and $39 million matures after five years (2004 – nil).
Legal and Regulatory Proceedings
The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia, including provincial and state regulatory bodies, state attorneys general, the United States Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and Canadian securities commissions regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealer practices. As with many other companies in the financial services industry, subsidiaries of MFC have been requested or required by such government and regulatory authorities to provide information with respect to market timing and late trading of mutual funds and sales compensation and broker-dealer practices, including with respect to mutual funds underlying variable life and annuity products. It is believed that these inquiries are similar to those made to many financial service companies by various agencies into practices, policies and procedures relating to trading in mutual fund shares and sales compensation and broker-dealer practices. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial condition or results of operations.
Management’s Discussion and Analysis       91

Quarterly Financial Information

As at and for the three months
ended
(Canadian $ in millions, except per	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
share amounts)	2005	2005	2005	2005	2004	2004	2004	2004

Revenue
Premium income
Life and health insurance	$3,739	$3,812	$3,670	$3,466	$3,714	$3,847	$3,262	$2,111
Annuities and pensions	1,065	1,117	913	805	985	1,041	905	422

Total premium income	$4,804	$4,929	$4,583	$4,271	$4,699	$4,888	$4,167	$2,533
Net investment income	2,419	2,461	2,425	2,313	2,378	2,263	2,023	1,159
Other revenue	977	941	936	988	840	828	741	448

Total revenue	$8,200	$8,331	$7,944	$7,572	$7,917	$7,979	$6,931	$4,140

Income before income taxes	$1,202	$941	$1,153	$1,026	$1,025	$992	$868	$540
Income taxes	(302)	(194)	(309)	(226)	(264)	(279)	(214)	(117)

Net income	$900	$747	$844	$800	$761	$713	$654	$423

Basic earnings per common share	$1.14	$0.93	$1.05	$0.99	$0.93	$0.88	$0.93	$0.92

Diluted earnings per common share	$1.13	$0.92	$1.04	$0.98	$0.92	$0.87	$0.92	$0.91

Segregated fund deposits	$8,844	$8,224	$7,285	$7,433	$6,477	$6,451	$6,474	$5,702

Total assets	$181,810	$179,315	$185,835	$183,868	$184,246	$190,569	$197,727	$78,972

Segregated funds net assets	$140,361	$132,124	$128,730	$120,814	$117,890	$111,182	$113,850	$77,797

Other Disclosures
Selected Annual Financial Information

As at and for the years ended December 31
(Canadian $ in millions, except per share amounts)	2005	2004	2003

Total assets	$181,810	$184,246	$77,516

Long-term financial liabilities:
Long-term debt	$2,457	$2,948	$1,123
Non-controlling interest in subsidiaries	187	136	37
Liabilities for preferred shares and capital instruments	1,922	1,950	1,994

	$4,566	$5,034	$3,154

Cash dividend per common share	$1.16	$0.94	$0.78
Cash dividend per Class A Share, Series 1	$1.025	$1.025	$0.76875
Cash dividend per Class A Share, Series 2	$0.96554	$–	$–

Additional Information Available
Additional information relating to Manulife Financial, including MFC’s Annual Information Form, is available on the Company’s web site at www.manulife.com and on SEDAR at www.sedar.com.
Outstanding Shares
As at March 15, 2006, MFC had 790,890,916 common shares outstanding.
92      MFC 2005 Annual Report